Registration  No.  333-______
 -----------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.  MetLife Investors  Variable  Life  Account  One
    (Exact  Name  of  Trust)

B.  MetLife Investors  Insurance  Company
    (Name  of  Depositor)

C.  22 Corporate Plaza Drive
    Newport Beach, CA 92660
    (Complete address of depositor's  principal  executive  offices)


D.  Name and complete address of agent for service:
    James A. Shepherdson III
    MetLife Investors  Insurance  Company
    22 Corporate Plaza Drive
    Newport Beach, CA 92660
    (800) 989-3752


    Copies  to:

    Judith A. Hasenauer                and  Richard C. Pearson
    Blazzard, Grodd & Hasenauer, P.C.       Executive Vice President, General
    P.O. Box 5108                           Counsel and Secretary
    Westport, CT 06881                      MetLife Investors
    (203) 226-7866                          Insurance Company
                                            22 Corporate Plaza Drive
                                            Newport Beach, CA 92660


E. Flexible Premium Joint and Last Survivor Variable Life Insurance Policy and Flexible Premium Single Variable Life Insurance Policy
    (Title and amount of securities  being  registered)

F. Proposed maximum aggregate offering price to the public of the securities being registered:

    Continuous  offering

G.  Amount  of  Filing  Fee:  Not  Applicable


H.  Approximate date of proposed public offering:

    As soon as practicable after the effective date of this filing.

----------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the
Registration  Statement  shall  become effective on such date as the Commission,
acting pursuant to said Section 8(a), may                           determine.
----------------------------------------------------------------------------


                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item   Caption in Prospectus
------------  ------------------------------
1             The Variable Insurance Policy

2             Other Information; The Company

3             Not Applicable

4             Other Information

5             The Separate Account

6(a)          Not Applicable
 (b)          Not Applicable

7             Not Applicable

8             Not Applicable

9             Legal Proceedings

10            Purchases

11            Investment Options; Appendix B

12            Investment Options; Appendix B

13            Expenses

14            Purchases

15            Purchases

16            Investment Options; Appendix B

17            Access to Your Money

18            Access to Your Money

19            Reports to Owners

20            Not Applicable

21            Access to Your Money

22            Not Applicable

23            Not Applicable

24            Ownership

25            The Company

26            Expenses

27            The Company

28            The Company

29            The Company

30            The Company

31            Not Applicable

32            Not Applicable

33            Not Applicable

34            Not Applicable

35            The Company; Other Information

36            Not Applicable

37            Not Applicable

38            Other Information

39            Other Information

40            Not Applicable

41            Not Applicable

42            Not Applicable

43            Not Applicable

44            Purchases

45            Other Information

46            Access to Your Money

47            Not Applicable

48            Not Applicable

49            Not Applicable

50            Not Applicable

51            The Company; Purchases

52            Investment Options; Appendix B

53            The Separate Account

54            Not Applicable

55            Not Applicable

56            Not Applicable

57            Not Applicable

58            Not Applicable

59            Financial Statements



Flexible Premium Variable Life Insurance Policies

Joint and Last Survivor Policy and Single Life Policy

issued by

METLIFE INVESTORS INSURANCE COMPANY
(formerly, Cova Financial Services Life Insurance Company)

METLIFE INVESTORS VARIABLE LIFE
ACCOUNT ONE
(formerly, Cova Variable Life Account One)

This prospectus describes the Flexible Premium Joint and Last Survivor Variable Life Insurance Policy (Joint and Last Survivor Policy) and the Flexible Premium Single Variable Life Insurance Policy (Single Life Policy) that we are offering. Our use of the word Policy in this Prospectus refers to both policies except where otherwise noted.

We have designed the Policy for use in estate and retirement planning and other insurance needs of individuals. The Policy provides for maximum flexibility by allowing you to vary your premium payments and to change the level of death benefits payable.

You, the policyowner, have a number of investment choices in the Policy. These investment choices include a General Account as well as the following 16 Investment Funds listed below which are offered through our Separate Account. When you purchase a Policy, you bear the complete investment risk. This means that the Cash Value of your Policy may increase and decrease depending upon the investment performance of the Investment Fund(s) you select. The duration of the Policy and, under some circumstances, the death benefit will increase and decrease depending upon investment performance.

Met Investors Series Trust (Class A):

                  Janus Aggressive Growth Portfolio Lord Abbett Bond Debenture Portfolio Lord Abbett Growth and Income Portfolio MFS Research International Portfolio MFS Mid Cap Growth Portfolio Oppenheimer Capital Appreciation Portfolio PIMCO Innovation Portfolio PIMCO Total Return Portfolio PIMCO Money Market Portfolio Met/Putnam Research Portfolio Met/AIM Mid Cap Equity Portfolio Met/AIM Small Cap Growth Portfolio
                  State Street Research Concentrated International Portfolio

Metropolitan Series Fund, Inc. (Class A)

                  MetLife Stock Index Portfolio

New England Zenith Fund (Class A)

                  Davis Venture Value Series
                  Harris Oakmark Mid-Cap Value Series


The SEC has not approved the Policy or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the Joint and Last Survivor Policy and the Single Life Policy. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) that contains information regarding registrants that file electronically with the Commission.

The Policy:

o    is not a bank deposit.

o    is not federally insured.

o    is not endorsed by any bank or government agency.

The Policy is subject to investment risk. You may be subject to loss of principal.



DATE: May 1, 2001

TABLE OF CONTENTS                                          Page

  SPECIAL TERMS                                               4

  SUMMARY                                                     5
     The Variable Life Insurance Policy                       5
     Purchases                                                5
     Investment Choices                                       5
     Expenses                                                 5
     Death Benefit                                           11
     Taxes                                                   11
     Access to Your Money                                    11
     Other Information                                       12
     Inquiries                                               12

PART I                                                       13

  1. THE VARIABLE LIFE INSURANCE POLICY                      13

  2. PURCHASES                                               13
     Application for a Policy                                13
     Premiums                                                13
     Unscheduled Premiums                                    13
     Lapse and Grace Period                                  13
     Reinstatement                                           14
     Allocation of Premium                                   14
     Cash Value of Your Policy                               14
     Method of Determining Cash Value
        of an Investment Fund                                14
     Net Investment Factor                                   15
     Our Right to Reject or Return a Premium Payment         15

  3. INVESTMENT FUNDS                                        16
     Substitution and Limitations on Further Investments     17
     Transfers                                               17
     Dollar Cost Averaging                                   18
     Portfolio Rebalancing                                   18
     Approved Asset Allocation Programs                      19

  4. EXPENSES                                                19
     Tax Charges                                             19
     Sales Charge                                            19
     Selection and Issue Expense Charge                      19
     Monthly Policy Charge                                   20
     Monthly Cost of Insurance Charge                        20
     Charges for Additional Benefit Riders                   21
     Mortality and Expense Risk Charge                       21
     Surrender Charge                                        21
     Transaction Charges                                     21
     Investment Fund Expenses                                22

  5. DEATH BENEFIT                                           22
     Change of Death Benefit                                 23
     Decrease in Face Amount                                 23

  6. TAXES                                                   23
     Life Insurance in General                               23
     Taking Money Out of Your Policy                         23
     Diversification                                         24

  7. ACCESS TO YOUR MONEY                                    24
     Policy Loans                                            24
     Loan Interest Charged                                   25
     Security                                                25
     Repaying Policy Debt                                    25
     Partial Withdrawals                                     25
     Pro-Rata Surrender                                      26
     Full Surrenders                                         26

  8. OTHER INFORMATION                                       26
     MetLife Investors                                       26
     Distribution                                            27
     The Separate Account                                    27
     Suspension of Payments or Transfers                     27
     Ownership                                               27
     Adjustment of Charges                                   28

PART II                                                      28

     Executive Officers and Directors                        28
     Voting                                                  30
     Disregard of Voting Instructions                        30
     Legal Opinions                                          30
     Our Right to Contest                                    30
     Additional Benefits                                     30
     Federal Tax Status                                      31
        Introduction                                         31
        Diversification                                      32
        Tax Treatment of the Policy                          32
        Policy Proceeds                                      33
        Tax Treatment of Loans and Surrenders                33
        Multiple Policies                                    34
        Tax Treatment of Assignments                         34
        Qualified Plans                                      34
        Income Tax Withholding                               34
     Reports to Owners                                       34
     Legal Proceedings                                       34
     Experts                                                 34
     Financial Statements                                    34

APPENDIX A -
Illustration of Policy Values                               A-1

APPENDIX B -
Participating Investment Funds                              B-1

SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. However, by the very nature of the Policy certain technical words or terms are unavoidable. We have identified some of these terms and provided you with a definition.

Attained Age -- The Issue Age of an Insured plus the number of completed Policy years.

Beneficiary -- The person(s) named in the application or by later designation to receive Policy proceeds in the event of the Insured's death with respect to the Single Life Policy or, in the event of the Last Insured's death with respect to the Joint and Last Survivor Policy. A Beneficiary may be changed as set forth in the Policy and this prospectus.

Cash Value -- The total of the amounts credited to the Owner in the Separate Account, the General Account and the Loan Account.

Cash Surrender Value -- The Cash Value of a Policy on the date of surrender, less any Indebtedness, less any unpaid selection and issue expense charge due for the remainder of the first Policy year, less any unpaid monthly Policy charge due for the remainder of the first Policy year, and less any surrender charge.

Face Amount -- The minimum death benefit under the Policy so long as the Policy remains in force before the Insured's Attained Age 100 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, before the younger Insured's Attained Age 100.

General Account -- Our assets other than those allocated to the Separate Account or any other separate account.

Indebtedness -- The sum of all unpaid Policy loans and accrued interest on loans.

Insureds - The person or persons whose life (lives) are insured under the Policy.

Investment Funds -- Investments within the Separate Account which we make available under the Policy.

Investment Start Date -- The date the initial premium is applied to the General Account and/or the Investment Funds. This date is the later of the Issue Date or the date the initial premium is received at our Service Office.

Issue Age -- The age of each Insured at his or her nearest birthday as of the Issue Date.

Issue Date -- The date as of which insurance coverage begins under a Policy. It is also the date from which Policy anniversaries, Policy years, and Policy months are measured. It is the Effective Date of coverage under the Policy.

Last Insured -- The Insured whose death succeeds the death of all other Insureds under the Joint and Last Survivor Policy.

Loan Account -- The account of MetLife Investors to which amounts securing Policy Loans are allocated. The Loan Account is part of MetLife Investors' General Account.

Loan Subaccount -- A Loan Subaccount has been established for the General Account and for each Investment Fund. Any Cash Value transferred to the Loan Account will be allocated to the appropriate Loan Subaccount to reflect the origin of the Cash Value. At any point in time, the Loan Account will equal the sum of all the Loan Subaccounts.

Monthly Anniversary -- The same date in each succeeding month as the Issue Date except that whenever the Monthly Anniversary falls on a date other than a Valuation Date, the Monthly Anniversary will be deemed the next Valuation Date. If any Monthly Anniversary would be the 29th, 30th, or 31st day of a month that does not have that number of days, then the Monthly Anniversary will be the last day of that month.

Net Premium -- The premium paid, less the premium tax charge, less the Federal tax charge, less the sales charge.

Owner -- The owner of a Policy, as designated in the application or as subsequently changed.

Policy -- The Joint and Last Survivor Policy or the Single Life Policy offered by us and described in this prospectus.

Pro-Rata Surrender -- A requested reduction of both the Face Amount and the Cash Value by a given percentage.

Separate Account -- MetLife Investors Variable Life Account One (formerly, Cova Variable Life Account One), a separate investment account established by MetLife Investors to receive and invest the Net Premiums paid under the Policy, and certain other variable life policies, and allocated by you to provide variable benefits.

Service Office-- MetLife Investors Insurance Company, P.O. Box 66757, St. Louis, MO 63166-6757.

Target Premium -- A premium calculated when a Policy is issued, based on the Insured's age with respect to the Single Life Policy (or the Insureds' joint age with respect to the Joint and Last Survivor Policy), sex (except in unisex policies) and risk class. The Target Premium is used to calculate the first year's premium expense charge, the surrender charge, and agent compensation under the Policy.

Valuation Date -- Each day that the New York Stock Exchange (NYSE) is open for trading and MetLife Investors is open for business. MetLife Investors is open for business every day that the NYSE is open for trading.

Valuation Period -- The period between two successive Valuation Dates, commencing at the close of the NYSE (usually 4:00 p.m. Eastern Standard Time) on a Valuation Date and ending with the close of the NYSE on the next succeeding Valuation Date.

The prospectus is divided into three sections: the Summary, Part I and Part II. The sections in the Summary correspond to sections in Part I of this prospectus which discuss the topics in more detail. Part II contains even more detailed information.

SUMMARY

1. THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. The Policy provides for the payment of a death benefit to your selected Beneficiary upon the death of the person insured with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, the death of both of the persons insured. This death benefit is distributed free from Federal income taxes. The Policy can be used as part of your estate planning or used to save for retirement. The Insured(s) is (are) the person(s) you choose to have (their lives) insured under the Policy. You, the Owner, can be the Insured with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, one of the Insureds, but you do not have to be.

There are two Policies described in this prospectus. One is a flexible premium joint and last survivor variable life insurance policy. The other is a flexible premium single variable life insurance policy. Our use of the word Policy in this prospectus refers to both policies except as noted. The Policy is "flexible" because:

o    the frequency and amount of premium payments can vary;

o    you can choose between death benefit options; and

o    you can change the amount of insurance coverage.

The Policy is "variable" because the Cash Value of your Policy, when allocated to the Investment Funds, may increase or decrease depending upon the investment results of the selected Investment Funds. The duration of your Policy may vary, and under certain circumstances, so may your death benefit.

So long as the Insured with respect to the Single Life Policy, or either Insured with respect to the Joint and Last Survivor Policy, is with respect to the Single Life Policy alive, you can surrender the Policy for all or part of its Cash Surrender Value. You may also obtain a Policy loan, using the Policy as security. We will pay a death benefit when the Insured dies with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, when the Last Insured dies).

We make available a number of riders to meet a variety of your estate planning needs. The minimum face amount of insurance that we offer is $50,000 with respect to the Single Life Policy or, with respect to the Joint and Last Survivor Policy, $100,000.

2. PURCHASES

You purchase the Policy by completing the proper forms. Your registered representative can help you. In some circumstances, we may contact you for additional information regarding the Insured(s). We may require (each of) the Insured(s) to provide us with medical records, a physician's statement or a complete paramedical examination.

The minimum initial premium we accept is computed for you based on the Face Amount you request. The Policy is designed for the payment of subsequent premiums. You can establish planned annual premiums. The minimum subsequent premium that we accept is $10.

3. INVESTMENT CHOICES

You can put your money in our General Account or in any or all of the Investment Funds. A brief description of the Investment Funds is contained in Appendix B and a detailed description of the Investment Funds, their investment policies, restrictions, risks, and charges is contained in the prospectuses for each Investment Fund. You should read the Fund prospectuses carefully.

4. EXPENSES

We make certain deductions from your premiums, your Cash Value and from the Investment Funds. These deductions are made for taxes, mortality and expense risks, administrative expenses, sales charges, the cost of providing life insurance protection and for the cost associated with the management and investment operations of the Investment Funds. These deductions are summarized as follows:

o Deductions from each premium payment.

Tax Charges. We currently deduct 1.3% of each premium payment to pay the Federal tax charge. We also deduct a Premium Tax Charge currently equal to 2.10% to pay the state and local premium taxes.

Sales Charge. The Sales Charge is also referred to as the percent of premium charge.

The current Sales Charge is determined as follows:

(1) 5% of the actual premium you pay during the first ten Policy years; and

(2) 2% of the actual premium you pay in the 11th Policy year and later.

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year, 15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2)  in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3)  in the 11th Policy year and later, 2% of the actual premium you pay.

o Monthly deductions from your Cash Value.

Selection and Issue Expense Charge. During the first 10 Policy years, we assess a charge of up to 1% per $1000 of Face Amount. This charge varies by Issue Age, risk class and sex (except in unisex policies) of the Insured(s).

Monthly Policy Charge. This charge is equal to $25 per month for the first Policy year, and $6 per Policy month thereafter. This amount is deducted from the Cash Value of your Policy on the Investment Start Date and each Monthly Anniversary date.

Monthly Cost of Insurance. This amount is deducted monthly from your Cash Value on the Investment Start Date and each Monthly Anniversary date. The amount of the deduction varies with the age, sex (except in unisex policies), risk class of the Insured(s), duration, and the amount of death benefit at risk.

Charges for Additional Benefit Riders. On each Monthly Anniversary date, the amount of the charge, if any, for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

o Deductions from the Investment Funds.

Mortality and Expense Risk Charge.

The risk charge is deducted on each Valuation Date, based on the average daily net assets for each day in the Valuation Period, and depends on the number of years your Policy has been in force. The current risk charge is as follows:

      Single Life Policy
      -----------------------------------------------

                   Daily Charge                 Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0004107%                  0.15%

             Joint and Last Survivor Policy
             ------------------------------
                   Daily Charge                Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0006841%                  0.25%
     21+               .0001370%                  0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy this deduction is guaranteed not to increase above the amounts shown below while the Policy is in force.

                   Daily Charge                 Annual
     Years         Factor                     Equivalent
    --------       ------------------       --------------
     1-10              .0015027%                  0.55%
     11-20             .0012301%                  0.45%
     21+               .0009572%                  0.35%


Investment Fund Expenses
Annual Fund Operating Expenses (as a percentage of average net assets)



                                                                                                             Total Annual
                                                                                                             Fund Expenses
                                                     Management Fees        Other Fund Expenses      (after expense reimbursement
                                                   (after fee waiver       (after reimbursement          and/or fee waiver for
Investment Funds                                for certain portfolios)   for certain portfolios)         certain portfolios)
------------------------------------------------------------------------------------------------------------------------------------
MET INVESTORS SERIES TRUST (Class A) (1)

             Janus Aggressive Growth Portfolio                    .62%              .23%                        .85%
             Lord Abbett Bond Debenture Portfolio                 .60%              .10%                        .70%
             Lord Abbett Growth and Income Portfolio              .59%              .05%                        .64%
             MFS Research International Portfolio                 .71%              .29%                       1.00%
             MFS Mid Cap Growth Portfolio                         .62%              .18%                        .80%
             Oppenheimer Capital Appreciation Portfolio           .40%              .35%                        .75%
             PIMCO Innovation Portfolio                           .69%              .41%                       1.10%
             PIMCO Total Return Portfolio                         .41%              .24%                        .65%
             PIMCO Money Market Portfolio                         .0%               .50%                        .50%
             Met/Putnam Research Portfolio                        .62%              .23%                        .85%
             Met/AIM Mid Cap Equity Portfolio                     .0%               .90%                        .90%
             Met/AIM Small Cap Growth Portfolio                   .0%              1.05%                       1.05%
             State Street Research Concentrated                   .0%              1.10%                       1.10%
              International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

             MetLife Stock Index Portfolio                        .25%             .03%                        .28%


NEW ENGLAND ZENITH FUND (Class A)
             Davis Venture Value Series                           .75%             .04%                        .79%
             Harris Oakmark Mid-Cap Value Series                  .75%             .15%(2)                     .90%

(1) Met Investors Advisory Corp. ("investment manager") and Met Investors Series Trust have entered into an Expense Limitation Agreement whereby, for a period of at least one year from commencement of operations (February 12, 2001 with respect to all Portfolios except the Met/AIM Mid Cap Equity Portfolio, Met/AIM Small Cap Growth Portfolio and State Street Research Concentrated International Portfolio for which commencement of operations is October __ 2001), the total of management fees and other expenses of certain Investment Funds will not exceed, in any year in which the Agreement is in effect, the following percentages: .70% for the Lord Abbett Bond Debenture Portfolio, .65% for the Lord Abbett Growth and Income Portfolio, .85% for the Met/Putnam Research and the Janus Aggressive Growth Portfolios, .75% for the Oppenheimer Capital Appreciation Portfolio, .50% for the PIMCO Money Market Portfolio, 1.10% for the PIMCO Innovation Portfolio,
 .80% for the MFS Mid Cap Growth Portfolio, 1.00% for the MFS Research International Portfolio, .90% for the Met/AIM Mid Cap Equity Portfolio; 1.05% for the Met/AIM Small Cap Growth Portfolio and 1.10% for the State Street Research Concentrated International Portfolio. Under certain circumstances, any fees waived or expenses reimbursed by the investment manager may, with the approval of the Trust's Board of Trustees, be repaid to the investment manager.

The amounts shown above under "Other Expenses" are an estimate of what the expenses will be, for the period ending December 31, 2001, after expense reimbursement. Absent these expense reimbursement arrangements, the total annual portfolio expenses for the year ending December 31, 2001 are estimated to be:
1.03% for the Met/Putnam Research Portfolio, 1.03% for the Janus Aggressive Growth Portfolio, 1.00% for the Oppenheimer Capital Appreciation Portfolio, .96% for the PIMCO Money Market Portfolio, 1.46% for the PIMCO Innovation Portfolio,
 .83% for the MFS Mid Cap Growth Portfolio, 1.09% for the MFS Research International Portfolio, .74% for the PIMCO Total Return Portfolio,3.09% for the Met/AIM Mid Cap Equity Portfolio; 3.24% for the Met/AIM Small Cap Growth Portfolio and 3.29% for the State Street Research Concentrated International Portfolio.

Management fees before waivers are .75% for the Met/AIM Mid Cap Equity Portfolio, .90% for the Met/AIM Small Cap Growth Portfolio, .85% for the State Street Research Concentrated International Portfolio and .40% for the PIMCO Money Market Portfolio.

(2) MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, has voluntarily agreed to waive its fees or reimburse the total operating expenses (excluding brokerage costs, interest, taxes or extraordinary expenses) of the Class A shares to the extent such expenses exceed ___% of Class A's average net assets, subject to recapture within two fiscal years. Without this expense arrangement, expenses for the year ended December 31, 2000, the total expenses would have been ___%. This arrangement can be discontinued by MetLife Advisers, at any time.

o Deductions for surrenders, partial withdrawals and transfers.

Surrender Charge. A Surrender Charge may be deducted in the event you make a full or partial withdrawal of your Policy. If you surrender your Policy or let it lapse during the first ten Policy years, we will keep part of the Cash Value of your Policy to help us recover the costs of selling and issuing the Policy.

The Surrender Charge is 45% of the Target Premium if you surrender the Policy or let it lapse during the first five Policy years. Afterwards, the amount of the Surrender Charge goes down each month. After the 10th Policy year there is no charge. A Surrender Charge will apply to any decrease in Face Amount.

There is a table in your Policy that shows the amount of the Target Premium and the percentage of the Surrender Charge for each month.

If you make a partial withdrawal from your Policy, we will charge a pro-rated portion of the Surrender Charge. There may also be a Partial Withdrawal Fee charged.

Partial Withdrawal Fee and Transfer Fee. The first 12 requested transfers or partial withdrawals in a Policy year are free. For each partial withdrawal or transfer in excess of 12 in a Policy year, there is a fee assessed which is currently equal to $25.


5. DEATH BENEFIT

The amount of the death benefit depends on:

o    the Face Amount of your Policy;

o the death benefit option in effect at the time of the Insured's death with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the Last Insured's death); and

o    under some circumstances the Cash Value of your Policy.

There are three death benefit options: Option A, Option B and Option C. If death benefit Option A is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (or on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor. Under this option, the amount of the death benefit is fixed, except when we use the factor to determine the benefit percentage.

If death benefit Option B is in effect, the death benefit is the greater of your total Face Amount in effect plus the Cash Value of your Policy with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy), or the Cash Value of your Policy multiplied by the applicable factor. Under this option, the amount of the death benefit is variable (but will never be less than the Face Amount).

If death benefit Option C is in effect, the death benefit is the greater of your total Face Amount in effect or the Cash Value with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by an Attained Age factor.

So long as the Policy remains in force, prior to the Insured's Attained Age 100 with respect to the Single Life Policy (or the younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), the minimum death benefit will be at least the current Face Amount.

Under certain circumstances you can change death benefit options. You can also decrease the Face Amount under certain circumstances.

At the time of application for a Policy, you designate a Beneficiary who is the person or persons who will receive the death proceeds. You can change your Beneficiary unless you have designated an irrevocable Beneficiary. The Beneficiary does not have to be a natural person.


6. TAXES

Your Policy has been designed to comply with the definition of life insurance in the Internal Revenue Code. As a result, the death proceeds paid under the Policy should be excludable from the gross income of your Beneficiary. However, estate taxes may apply. Any earnings in your Policy are not taxed until you take them out. The tax treatment of the loan proceeds and surrender proceeds will depend on whether the Policy is considered a Modified Endowment Contract (MEC). Proceeds taken out of a MEC are considered to come from earnings first and are includible in taxable income. If you are younger than 59 1/2 when you take money out of a MEC, you may also be subject to a 10% federal tax penalty on the earnings withdrawn.


7. ACCESS TO YOUR MONEY

You can terminate your Policy at any time during the lifetime of the Insured with respect to the Single Life Policy (or the lifetime of either Insured with respect to the Joint and Last Survivor Policy) and we will pay you the Cash Surrender Value of your Policy. At any time during (either of) the Insured(s)' lifetime(s) and before the Policy has terminated, you may withdraw a part of your Cash Value subject to the requirements of the Policy. When you terminate your Policy or make a partial withdrawal, a surrender charge and partial withdrawal fee may be assessed.

You can also borrow against the Cash Value of your Policy.



8. OTHER INFORMATION

Free Look. You can cancel the Policy within 20 days after you receive it (or whatever period is required in your state) or the 45th day after you sign your application, whichever period ends later. We will refund all premiums paid (or whatever amount is required in your state). Upon completion of the underwriting process, we will allocate your initial Net Premium to the PIMCO Money Market Portfolio until the reallocation date, which occurs upon the expiration of the free look period. After that, we will invest your Policy's Cash Value and any subsequent premiums as you requested.

Who Should Purchase the Policy? The Policy is designed for individuals and businesses that have a need for death protection but who also desire to potentially increase the values in their policies through investment in the Investment Funds. The Policy offers the following to individuals:

o    create or conserve one's estate;

o    supplement retirement income; and

o    access to funds through loans and surrenders.

If you currently own a variable life insurance policy on the life of (one of) the Insured(s), you should consider whether the purchase of the Policy is appropriate.

Also, you should carefully consider whether the Policy should be used to replace an existing Policy on the life of (one of) the Insured(s).

Additional Features. The following additional features are offered:

o you can arrange to have a regular amount of money automatically transferred from the PIMCO Money Market Portfolio to selected Investment Funds each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. We call this feature Dollar Cost Averaging.

o you can arrange to automatically readjust your Cash Value between Investment Funds periodically to keep the allocation you select. We call this feature Portfolio Rebalancing.

o we also offer a number of additional riders that are common to life insurance policies.

These features and riders may not be available in your state and may not be suitable for your particular situation.

9. INQUIRIES

If you need more information about purchasing a Policy, please contact us at:

   MetLife Investors Distribution Company
   22 Corporate Plaza Drive
   Newport Beach, CA 92660
   (800) 848-3854

If you need Policyowner service (such as changes in Policy information, inquiry into Policy values, or to make a loan), please contact us at our Service Office:

   MetLife Investors Insurance Company
   P.O. Box 66757
   St. Louis, MO 63166-6757
   (877) 357-4419

PART I

1.   THE VARIABLE LIFE INSURANCE POLICY

The variable life insurance Policy is a contract between you, the Owner, and us, an insurance company. This kind of Policy is most commonly used for retirement planning and/or estate planning.

The Policy provides for life insurance coverage on the Insured(s). It has a Cash Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and universal life insurance. However, since the Policy is a variable life insurance Policy, the value of your Policy will increase or decrease depending upon the investment experience of the Investment Funds you choose. The duration or amount of the death benefit may also vary based on the investment performance of the underlying Investment Funds. To the extent you select any of the Investment Funds, you bear the investment risk. If your Cash Value less any loans, loan interest accrued, unpaid selection and issue charge due for the remainder of the first Policy year, and if surrender charges and any partial withdrawal fee are insufficient to pay the monthly deductions, the Policy may terminate.

Because the Policy is like traditional and universal life insurance, it provides a death benefit which is paid to your named Beneficiary. When (both of) the Insured(s) die(s), the death proceeds are paid to your Beneficiary which should be excludable from the gross income of the Beneficiary. The tax-free death proceeds make this an excellent way to accumulate money you do not think you will use in your lifetime. It is also a tax-efficient way to provide for those you leave behind. If you need access to your money, you can borrow from the Policy, make a total surrender or a partial withdrawal.

2.   PURCHASES

Application for a Policy

In order to purchase a Policy, you must submit an application to us that requests information about (both of) the proposed Insured(s). In some cases, we will ask for additional information. We may request that the proposed Insured(s) provide us with medical records, a physician's statement or possibly require other medical tests.

Premiums

Before coverage begins under a Policy, the application and the premium must be in good order as determined by our administrative rules. You may receive a copy of a Policy before that time for examination but there will be no coverage. Each premium after the initial premium must be at least $10. The Policy is not designed for professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers.

You can establish a schedule of planned premiums. We will send you billing notices for these premium payments. A failure to pay such a premium payment will not itself cause the Policy to lapse.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the Policy is in force. However, in order to preserve the favorable tax status of the Policy, we may limit the amount of the premiums and may return any premiums that exceed the limits stated under the Internal Revenue Code.

If MetLife Investors receives a premium payment which would cause the death benefit to increase by an amount that exceeds the Net Premium portion of the payment, then MetLife Investors reserves the right to:

(1)  refuse that premium payment, or

(2)  require additional evidence of insurability before it accepts the premium.

Lapse and Grace Period

During the first 5 Policy years, your Policy will not lapse if the Cash Surrender Value of your Policy is insufficient to pay for the monthly deductions when:

o the sum of all premiums paid on the Policy (reduced by any partial withdrawals and any outstanding loan balance) is at least equal to the sum of the No Lapse Monthly Premiums for the elapsed months since the Issue Date.

The No Lapse Monthly Premium amount is found on the specifications page of your Policy. This amount may be modified if you change your Face Amount, make a change in the premium class of the Insured(s) within 5 years of the Issue Date, or if there is an addition or deletion of a rider.

Lapse will occur if:

o the Cash Surrender Value is not sufficient to cover the monthly deduction (except for reasons stated above);

o the sum of all the premiums you paid into the Policy (reduced by any partial withdrawal or any outstanding loan balance) is less than the No Lapse Monthly Premium; and

o    a grace period expires without a sufficient premium payment.

When a Policy is about to terminate, the Policy provides a grace period in order for you to make a premium payment or a loan repayment to keep your Policy in force. The grace period, which is 62 days, begins on the Monthly Anniversary on which the Cash Surrender Value is insufficient to meet the next monthly deduction. We will notify you by mail of the amount of additional premium that must be paid to keep the Policy from terminating. If we do not receive the required amount within the grace period, the Policy will lapse and terminate without Cash Value. If your Policy was issued in Florida, the Grace Period provisions may be different. Please refer to your Policy.

If the Insured with respect to the Single Life Policy (or Last Insured with respect to the Joint and Last Survivor Policy) dies during the grace period, any overdue monthly deductions will be deducted from the death benefit otherwise payable.

Reinstatement

If your Policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) anytime within 5 years after its termination. To reinstate your Policy you must:

o    submit a written request for reinstatement;

o submit proof satisfactory to us that the Insured is still insurable with respect to the Single Life Policy (or that both of the Insureds are still insurable with respect to the Joint and Last Survivor Policy) at the risk class that applies for the latest Face Amount portion then in effect (with respect to the Joint and Last Survivor Policy, if only one Insured is alive on the date the Policy lapsed, you need only submit proof for the living Insured);

o pay a Net Premium large enough to cover the monthly deductions that were due at the time of lapse and 2 times the monthly deduction due at the time of reinstatement; and

o pay an amount large enough to cover any loan interest due and unpaid at the time of lapse.

The  reinstatement  date is the  date on or  following  the day we  approve  the
application   for   reinstatement.   The  Cash  Value  of  your  Policy  on  the
reinstatement date is equal to:

o    the amount of any Policy loan reinstated;

o increased by the Net Premiums paid at reinstatement, any Policy loan paid at the time of reinstatement, and the amount of any surrender charge paid at the time of lapse.

The Policy may not be reinstated if it has been surrendered or if the Insured, with respect to the Single Life Policy, or an Insured who was living at the time of lapse with respect to the Joint and Last Survivor Policy, dies before the reinstatement date. There will be a full monthly deduction for the Policy month which includes the reinstatement date.

Allocation of Premium

When we receive a premium from you, we deduct:

o    a Tax Charge for premium taxes and Federal taxes; and

o    a Sales Charge.

The premium less these charges is referred to as the Net Premium. Your Net Premium is allocated to the General Account or one or more of the Investment Funds, as selected by you.

When we issue you a Policy, we automatically allocate your initial premium to the PIMCO Money Market Portfolio. Once the free look period expires, the Cash Value of your Policy is allocated to the General Account and/or the Investment Funds in accordance with your selections requested in the application. For any chosen allocation, the percentages must be in whole numbers. This allocation is not subject to the transfer fee provision. However, we reserve the right to limit the number of selections that you may invest in at any one time.

Cash Value of Your Policy

The Cash Value equals the sum of the amounts in the General Account, the Investment Funds you have selected, and the Loan Account.

Method of Determining Cash Value of an Investment Fund

The value of your Policy will go up or down depending upon the investment performance of the Investment Fund(s) you choose and the charges and deductions made against your Policy.

The Cash Value of the Investment Funds is determined for each Valuation Period. When we apply your initial premium to an Investment Fund, the Cash Value equals the Net Premium allocated to the Investment Fund, minus the monthly deduction(s) due from the Issue Date through the Investment Start Date. Thereafter, on each Valuation Date, the Cash Value in an Investment Fund will equal:

(1) The Cash Value in the Investment Fund on the preceding Valuation Date, multiplied by the Investment Fund's Net Investment Factor (defined below) for the current Valuation Period; plus

(2) Any Net Premium payments received during the current Valuation Period which are allocated to the Investment Fund; plus

(3) Any loan repayments allocated to the Investment Fund during the current Valuation Period; plus

(4) Any amounts transferred to the Investment Fund from the General Account or from another Investment Fund during the current Valuation Period; plus

(5) That portion of the interest credited on outstanding loans which is allocated to the Investment Fund during the current Valuation Period; minus

(6) Any amounts transferred from the Investment Fund to the General Account, Loan Account, or to another Investment Fund during the current Valuation Period (including any transfer charges); minus

(7) Any partial withdrawals from the Investment Fund during the current Valuation Period; minus

(8) Any withdrawal due to a pro-rata surrender from the Investment Fund during the current Valuation Period; minus

(9) Any withdrawal or surrender charges incurred during the current Valuation Period attributed to the Investment Fund in connection with a partial withdrawal or pro-rata surrender; minus

(10) If a Monthly Anniversary occurs during the current Valuation Period, the portion of the monthly deduction allocated to the Investment Fund during the current Valuation Period to cover the Policy month which starts during that Valuation Period.

Net Investment Factor

The Net Investment Factor measures the investment performance of an Investment Fund during a Valuation Period. The Net Investment Factor for each Investment Fund for a Valuation Period is calculated as follows:

(1)  The value of the assets at the end of the preceding Valuation Period; plus

(2) The investment income and capital gains, realized or unrealized, credited to the assets in the Valuation Period for which the Net Investment Factor is being determined; minus

(3) The capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

(4) Any amount charged against each Investment Fund for taxes, including any tax or other economic burden resulting from the application of the tax laws determined by us to be properly attributable to the Investment Funds, or any amount set aside during the Valuation Period as a reserve for taxes attributable to the operation or maintenance of each Investment Fund; minus

(5) The mortality and expense risk charge equal to a percentage of the average net assets for each day in the Valuation Period. This charge, for mortality and expense risks, is determined by the length of time the Policy has been in force. The current charge is as follows:

                Single Life Policy
               ---------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0012301               0.45%
      21+                0.0004107               0.15%

              Joint and Last Survivor Policy
              -------------------------------

     Policy        Percentage of            Effective
     Years         Avg. Daily Net Assets    Annual Rate
    ----------    ----------------------   ----------------
      1-10               0.0015027               0.55%
      11-20              0.0006841               0.25%
      21+                0.0001370               0.05%

The guaranteed charge is as follows:


                   Percentage of             Effective
     Years         Avg. Daily Net Assets     Annual Rate
    --------      ----------------------   ----------------
     1-10              .0015027%                0.55%
     11-20             .0012301%                0.45%
     21+               .0009572%                0.35%


     divided by

(6)  The value of the assets at the end of the preceding Valuation Period.


Our Right to Reject or Return a Premium Payment

In order to receive the tax treatment for life insurance under the Internal Revenue Code (Code), a Policy must initially qualify and continue to qualify as life insurance under the Code. To maintain this qualification, we have reserved the right under the Policy to return any premiums paid which we have determined will cause the Policy to fail as life insurance. We also have the right to make changes in the Policy or to make a distribution to the extent we determine this is necessary to continue to qualify the Policy as life insurance. Such distributions may have current income tax consequences to you.

If subsequent premiums will cause your Policy to become a Modified Endowment Contract (MEC) we will contact you prior to applying the premium to your Policy. If you elect to have the premium applied, we require that you acknowledge in writing that you understand the tax consequences of a MEC before we will apply the premiums.

3.   INVESTMENT FUNDS

There are currently 16 Investment Funds available in connection with the Policy we are offering here. The Investment Funds are offered through one of three open-end, diversified management investment companies: (1) Met Investors Series Trust, (2) Metropolitan Series Fund, Inc. and (3) New England Zenith Fund.

Purchasers should read this prospectus carefully before investing. Copies of the prospectuses for the Investment Funds will accompany or precede the delivery of your Policy. You can obtain copies of the Fund prospectuses by calling or writing to us at: MetLife Investors Insurance Company, Service Office, P.O. Box 66757, St. Louis, MO 63166-6757, (877) 357-4419. Certain portfolios contained in the Fund prospectuses may not be available with your Policy. (See Appendix B which contains a summary of investment objectives and strategies for each Investment Fund.)

The investment objectives and policies of certain of the Investment Funds are similar to the investment objectives and policies of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Funds may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the Investment Funds have the same investment advisers.

A Fund's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative investments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a Fund with a small asset base. A Fund may not experience similar performance as its assets grow.

The following is a list of the Investment Funds and investment managers available under the Policy:

MET INVESTORS SERIES TRUST (Class A)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory Corp (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the Policy:

         o   Janus Aggressive Growth Portfolio
         o   Lord Abbett Bond Debenture Portfolio
         o   Lord Abbett Growth and Income Portfolio
         o   MFS Research International Portfolio
         o   MFS Mid Cap Growth Portfolio
         o   Oppenheimer Capital Appreciation Portfolio
         o   PIMCO Innovation Portfolio
         o   PIMCO Total Return Portfolio
         o   PIMCO Money Market Portfolio
         o   Met/Putnam Research Portfolio
         o   Met/AIM Mid Cap Equity Portfolio
         o   Met/AIM Small Cap Growth Portfolio
         o   State Street Research Concentrated International Portfolio

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

         o   MetLife Stock Index Portfolio

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

         o Davis Venture Value Series
         o Harris Oakmark Mid-Cap Value Series

Shares of the Investment Funds may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with us. Certain Investment Funds may also be sold directly to qualified plans. The Funds believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into  certain  arrangements  under which we are  reimbursed  by the
Investment   Funds'   advisers,   distributors   and/or   affiliates   for   the
administrative services which we provide to the Funds.

Substitution and Limitations on Further Investments

We may substitute one or more of the Investment Funds you have selected with another Investment Fund. We will not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an Investment Fund. We will give you notice of our intention to do this.

Transfers

At your request, we will transfer amounts in your Policy from any Investment Fund to another Investment Fund, or to and from the General Account (subject to restrictions). The minimum amount that can be transferred is the lesser of the minimum transfer amount (currently $500), or the total value in an Investment Fund or the General Account. You can make twelve transfers or partial withdrawals in a Policy year without charge. We currently charge a transfer fee of $25 for additional transfers in a Policy year.

You cannot make a transfer out of our General Account in the first Policy year. The maximum amount you can transfer from the General Account in any Policy year after the 1st is the greater of:

(a) 25% of a Policy's Cash Surrender Value in the General Account at the beginning of the Policy year, or

(b) the previous Policy year's General Account maximum withdrawal amount, not to exceed the total Cash Surrender Value of the Policy.

Transfers resulting from Policy loans will not be counted for purposes of the limitations on the amount or frequency of transfers allowed in each Policy year.

We have not designed this Policy or the underlying Investment Funds for use by professional market timing organizations, other entities, or persons using programmed, large, or frequent transfers. If it appears that there is a pattern of exchanges that coincides with a "market timing" strategy and is disruptive to the Investment Funds, the transfer will be refused. Policies under common ownership or control may be aggregated for purposes of transfer limits. We will coordinate with the Fund managers to restrict the transfer privilege or reject any specific premium allocation request for any person, if, in the Investment Fund manager's judgment, the Investment Fund would be unable to invest effectively in accordance with its investment objectives and policies, or would otherwise potentially be adversely affected.

Although we currently intend to continue to permit transfers for the foreseeable future, the Policy provides that we may at any time revoke, modify, or limit the transfer privilege.

Dollar Cost Averaging

Dollar cost averaging is a program which enables you to allocate specified dollar amounts from the PIMCO Money Market Portfolio to other Investment Funds on a monthly basis. By allocating amounts on a monthly basis, you may be less susceptible to the impact of market fluctuations.

Dollar cost averaging may be selected by completing the proper forms. The minimum transfer amount is $100. The minimum amount that can be allocated to an Investment Fund is 5% of the amount transferred. You can elect to participate in this program at any time by properly completing the dollar cost averaging election form.

Dollar cost averaging will terminate when any of the following occurs:

1)   the value of the PIMCO Money Market Portfolio is completely depleted; or

2)   you request termination in writing.

There is no current charge for dollar cost averaging but we reserve the right to charge for this program in the future. Transfers made under dollar cost averaging do not count against the total of 12 transfers allowed without charge in a Policy year. Dollar cost averaging cannot be used simultaneously with the portfolio rebalancing program.

Portfolio Rebalancing

Over time, the funds in the General Account and the Investment Funds will accumulate at different rates as a result of different investment returns. You may direct us to automatically restore the balance of the Cash Value in the General Account and in the Investment Funds to the percentages determined in advance. There are two methods of rebalancing available -- periodic and variance.

Periodic Rebalancing. Under this option you elect a frequency (monthly, quarterly, semiannually or annually), measured from the Policy Anniversary. On each date elected, we will rebalance the Investment Funds and/or General Account to reallocate the Cash Value according to the investment percentages you elected.

Variance Rebalancing. Under this option you elect a specific allocation percentage for the General Account and each Investment Fund. For each such account, the allocation percentage (if not zero) must be a whole percentage and must not be less than five percent. You also elect a maximum variance percentage (5%, 10%, 15%, or 20% only), and can exclude specific Investment Funds and/or the General Account from being rebalanced. On each Monthly Anniversary we will review the current balances to determine whether any Investment Fund balance is outside of the variance range (either above or below) as a percentage of the specified allocation percentage. If any Investment Fund is outside of the variance range, we will generate transfers to rebalance all of the specified Investment Funds and/or the General Account back to the predetermined percentages.

Transfers resulting from portfolio rebalancing will not be counted against the total number of transfers allowed in a Policy year before a charge is applied.

You may elect either method of portfolio rebalancing by specifying it on the Policy application, or may elect it later for an in force Policy, or may cancel it, by submitting a change form acceptable to us.

We reserve the right to suspend portfolio rebalancing at any time on any class of policies on a nondiscriminatory basis, or to charge an administrative fee for election changes in excess of a specified number in a Policy year in accordance with our administrative rules. Portfolio rebalancing cannot be used simultaneously with the dollar cost averaging program.

Approved Asset Allocation Programs

We recognize the value to certain Owners of having available, on a continuous basis, advice for the allocation of their money among the Investment Funds available under the Policy. Certain providers of these types of services have agreed to provide such services to Owners in accordance with our administrative rules regarding such programs.

We have made no independent investigation of these programs. We have only established that these programs are compatible with our administrative systems and rules.

Even though we permit the use of approved asset allocation programs, the Policy was not designed for professional market timing organizations. Repeated patterns of frequent transfers are disruptive to the operations of the Investment Funds, and should we become aware of such disruptive practices, we may modify the transfer privilege either on an individual or class basis.

If you participate in an Approved Asset Allocation Program, the transfers made under the program are not taken into account in determining any transaction charges.

4.   EXPENSES

There are charges and other expenses associated with the Policy that reduce the return on your investment in the Policy. The charges and expenses are:

Tax Charges

There are charges for Federal taxes, and state and local premium taxes which are deducted from each premium payment. The Federal tax charge is currently 1.3% of each premium. The premium tax charge is currently 2.10% of premium payments. If the tax rates change, we may change the amount of the deduction to cover the new rate.

Sales Charge

A sales charge will be deducted from each premium payment to partially compensate us for expenses incurred in distributing the Policy and any additional benefits provided by riders. We currently intend to deduct a sales charge determined according to the following schedule:

   Policy Years 1 -10: 5% of the actual premium you pay


   Policy Years 11+:   2% of the actual premium you pay

The Sales Charge is guaranteed not to exceed the following:

(1) in the first Policy year,15% of the amount you pay up to the Target Premium, and 5% of the amount you pay over the Target Premium;

(2) in the 2nd through 10th Policy years, 5% of the actual premium you pay; and

(3) in the 11th Policy year and later, 2% of the actual premium you pay.

For Policies issued in the state of Oregon, the current sales charge amounts shown above are increased by 2%. The guaranteed sales charge varies for Policies issued in Texas. As of the date of this prospectus, the current sales charge for Texas Policies is the same as the current sales charge shown above.

The expenses covered by the sales charge include agent sales commissions, the cost of printing prospectuses and sales literature, and any advertising costs. Where Policies are issued to Insureds with higher mortality risks or to Insureds who have selected additional insurance benefits, a portion of the amount deducted for the sales charge is used to pay distribution expenses and other costs associated with these additional coverages.

To the extent that sales expenses are not recovered from the sales charge and the surrender charge, those expenses may be recovered from other sources, including the mortality and expense risk charge described below.

Selection and Issue Expense Charge

During the first ten Policy years, we generally assess a monthly selection and issue expense charge to cover the costs associated with the underwriting and issue of the Policy. The monthly charge per $1,000 of Face Amount ranges from approximately 4 cents to one dollar, and varies by Issue Age, risk class, and (except on unisex Policies) sex of the Insured(s). For Policies issued in Texas, the guaranteed selection and issue expense charge is level for the life of the Policy to ensure compliance with the Texas non-forfeiture laws.

Monthly Policy Charge

We deduct a monthly policy charge on the Investment Start Date and each Monthly Anniversary date. The charge is equal to $25 per Policy month for the first Policy year. Thereafter, it is $6 per Policy month guaranteed not to increase while the Policy is in force.

The charge reimburses us for expenses incurred in the administration of the Policies. Such expenses include: confirmations, annual reports and account statements, maintenance of Policy records, maintenance of Separate Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policyowner servicing and all accounting, valuation, regulatory and updating requirements.

For Policies issued in Texas, the selection and issue expense charge and monthly policy charge together cannot exceed $10 per month after the Insured attains age 100.

Monthly Cost of Insurance Charge

This charge compensates us for the insurance coverage we provide in the month following the charge. The monthly cost of insurance charge for each Policy month equals the total of the insurance risk charges for the Policy month for each Face Amount portion then in effect.

The monthly cost of insurance charge is deducted on each Monthly Anniversary for the following Policy month. The monthly cost of insurance charge is determined in a manner that reflects the anticipated mortality of the Insured with respect to the Single Life Policy (or of both Insureds with respect to the Joint and Last Survivor Policy) and the fact that the death benefit is not payable until the death of the Insured with respect to the Single Life Policy (or of the Last Insured with respect to the Joint and Last Survivor Policy). Because the monthly cost of insurance charge depends upon a number of variables, the charge will vary for each Policy month. We will determine the cost of insurance charge by multiplying the applicable cost of insurance rate or rates by the net amount at risk (defined below) for each Policy month.

The monthly cost of insurance rates are determined at the beginning of each Policy year. The rates will be based on the Attained Age, duration, rate class, and (except for unisex policies) sex of the Insured(s) at issue. The monthly cost of insurance rates generally increases as the Insured(s)' Attained Age(s) increases.

The rate class of the Insured(s) also will affect the cost of insurance rate. For the initial Face Amount, we will use the rate class on the Issue Date. If the death benefit equals a percentage of Cash Value, an increase in Cash Value will cause an automatic increase in the death benefit. The rate class for such increase will be the same as that used for the initial Face Amount.

We currently place Insured(s) into a preferred rate class, a standard rate class, or into rate classes involving a higher mortality risk.

Actual monthly cost of insurance rates may change, and the actual monthly cost of insurance charge will be determined by us based on our expectations as to future mortality experience. However, the actual monthly cost of insurance rates will not be greater than the guaranteed cost of insurance rates set forth in the Policy. For Policies which are not in a substandard risk class, the guaranteed cost of insurance rates are equal to 100% of the rates set forth in the male/female smoker/non-smoker 1980 CSO Mortality Tables (1980 CSO Tables NA and SA and 1980 CSO Tables NG and SG for sex distinct policies and policies issued in qualified pension plans; and 1980 CSO Tables NA and SA for unisex policies issued in compliance with Montana law). All Policies are based on the Attained Ages of the Insured(s). Higher rates apply if the (either) Insured is determined to be in a substandard risk class.

In two otherwise identical policies, an Insured in the preferred rate class will have a lower cost of insurance than an Insured in a rate class involving higher mortality risk. Each rate class is also divided into two categories: smokers and nonsmokers. Non-smoker Insureds will generally incur a lower cost of insurance than similarly situated Insureds who smoke. (Insureds under Attained Age 20 are automatically assigned to the non-smoker rate class.)

The net amount at risk for a Policy month is:

(1) the death benefit at the beginning of the Policy month divided by 1.0032737 (which reduces the net amount at risk, solely for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual rate of 4%); less

(2)  the Cash Value at the beginning of the Policy month.

In calculating the monthly cost of insurance charges, the cost of insurance rate for a Face Amount is applied to the net amount at risk for that Face Amount.

Charges for Additional Benefit Riders

The amount of the charge, if any, each Policy month for additional benefit riders is determined in accordance with the rider and is shown on the specifications page of your Policy.

Mortality and Expense Risk Charge

We will deduct a daily charge from the Investment Funds. The amount of the deduction is determined as a percentage of the average daily net assets of each Investment Fund. The current daily deduction percentages, and the equivalent effective annual rates, are:

Single Life Policy
-----------------------------------------------
                        Daily
      Policy            Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0004107%              0.15%


Joint and Last Survivor Policy
-----------------------------------------------

                        Daily
      Policy            Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0006841%              0.25%
      21+               .0001370%              0.05%

For both the Single Life Policy and the Joint and Last Survivor Policy, this deduction is guaranteed not to increase above the following amounts while the Policy is in force:

                        Daily
                        Charge              Annual
      Years             Factor              Equivalent
     --------          -----------          -----------
      1-10              .0015027%              0.55%
      11-20             .0012301%              0.45%
      21+               .0009572%              0.35%


This risk charge compensates us for assuming the mortality and expense risks under the Policy. The mortality risk assumed by us is that the Insureds, as a group, may not live as long as expected. The expense risk assumed by us is that actual expenses may be greater than those assumed. We expect to profit from this charge.


Surrender Charge

For up to 10 years after the Issue Date, we will impose a contingent deferred sales charge, also referred to as a surrender charge, when the following occur:

o    upon surrender or lapse of the Policy;

o    upon a partial withdrawal;

o    upon a Pro-Rata Surrender; or

o    upon a decrease in Face Amount.

The amount of the charge assessed will depend upon a number of factors, including the type of event (a full surrender, lapse, or partial withdrawal), the amount of any premium payments made under the Policy prior to the event, and the number of Policy years having elapsed since the Policy was issued.

The surrender charge compensates us for expenses relating to the distribution of the Policy, including agents' commissions, advertising, and the printing of the prospectus and sales literature.

The surrender charge percentage is shown in the following table.

  If surrender or lapse           The percentage of
  occurs in the last              the annual Target
  month of Policy year:           Premium payable is:
 ------------------------------  ----------------------------
          1 through 5                         45%
               6                              40%
               7                              30%
               8                              20%
               9                              10%
         10 and later                         0%

The Target Premium (on which we base the surrender charge) is shown in your Policy. As shown above, the maximum surrender charge is 45% of the annual Target Premium payable.

In addition, the percentages are reduced equally for each Policy month during the years shown. For example, during the seventh year, the percentage is reduced equally each month from 40% at the end of the sixth year to 30% at the end of the seventh year. This table may be modified if required by law or regulation of the governing jurisdiction.

The amount of the surrender charge deducted upon a partial withdrawal or Pro-Rata Surrender will equal a fraction of the charge that would be deducted if the Policy were surrendered at that time. The fraction will be determined by dividing the amount of the withdrawal by the Cash Value before the withdrawal and multiplying the result by the surrender charge. Immediately after a withdrawal, the Policy's remaining surrender charge will equal the amount of the surrender charge immediately before the withdrawal less the amount deducted in connection with the withdrawal.

A surrender charge will apply when there is a decrease in Face Amount for up to 10 years from the Policy's Issue Date. A partial withdrawal may cause a decrease in Face Amount and therefore, we may deduct a surrender charge. If the Face Amount is decreased by some fraction of any previous increases in Face Amount and/or the Face Amount at issue, the surrender charge deducted will be the previously defined surrender charge multiplied by the fraction.

Transaction Charges

There is no transaction charge for the first twelve partial withdrawals or requested transfers in a Policy year. We will impose a charge of $25 for each partial withdrawal or requested transfer in excess of twelve in a Policy year. We may revoke or modify the privilege of transferring amounts to or from the General Account at any time. Partial withdrawals and Pro-Rata Surrenders will result in the imposition of the applicable surrender charge.

Investment Fund Expenses

The expenses of the Investment Funds are shown in the Summary.

The value of the net assets of the Investment Funds will reflect the investment advisory fee and other expenses incurred by the underlying investment companies.

The Investment Fund expenses are collected from the underlying Investment Fund, and are not direct charges against the Separate Account assets or reductions from the Policy's Cash Value. Expenses of the Funds are not fixed or specified under the terms of the Policy, and actual expenses may vary. These underlying Investment Fund expenses are taken into consideration in computing each Investment Fund's net asset value, which is used to calculate the unit values in the Separate Account. The management fees and other expenses are more fully described in the prospectus of each individual Investment Fund. The information relating to the Investment Fund expenses was provided by the Investment Funds and was not independently verified by us. Except as otherwise specifically noted, the management fees and other expenses are not currently subject to fee waivers or expense reimbursements.

5.   DEATH BENEFIT

The amount of the death benefit depends on the total Face Amount, the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) and the death benefit option (Option A, Option B, or Option C) in effect at that time. The actual amount we will pay the Beneficiary will be reduced by any Indebtedness.

The initial Face Amount and the death benefit option in effect on the Issue Date are shown on the specifications page of your Policy.

Option A. The amount of the death benefit under Option A is the greater of:

o    the Face Amount; or

o the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100" with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.

Option B. The amount of the death benefit under Option B is the greater of:

o the Face Amount plus the Cash Value of your Policy on the date of death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy); or

o the Cash Value of your Policy on the date of death multiplied by the applicable multiple percentage shown in the "Applicable Percentage of Cash Value Table For Insureds Less than Age 100", with respect to the Single Life Policy and, with respect to the Joint and Last Survivor Policy, in the "Applicable Percentage of Cash Value Table For Younger Insureds Less than Age 100", shown below.


                Single Life Policy
     -----------------------------------------------
       Applicable Percentage of Cash Value Table
           For Insureds Less Than Age 100

    Insured                       Policy Cash Value
    Person's Age                  Multiple Percentage
   ---------------------         ----------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%


          Joint and Last Survivor Policy
          ------------------------------
    Applicable Percentage of Cash Value Table
      For Younger Insureds Less Than Age 100

    Younger Insured              Policy Cash Value
    Person's Age                 Multiple Percentage
   ---------------------         --------------------------

         40 or under                        250%
             45                             215%
             50                             185%
             55                             150%
             60                             130%
             65                             120%
             70                             115%
          78 to 90                          105%
          95 to 99                          101%

For ages that are not shown in this table the applicable percentage multiples will decrease by a ratable portion for each full year.

Option C. The amount of the death benefit under Option C is the greater of:

o    the Face Amount; or

o the Cash Value of your Policy on the date of the Insured's death with respect to the Single Life Policy (on the date of the Last Insured's death with respect to the Joint and Last Survivor Policy) multiplied by the applicable factor from the Table of Attained Age Factors shown in your Policy.

If your Policy is in force after the Insured's Attained Age is 100 with respect to the Single Life Policy (or after the Younger Insured's Attained Age 100 with respect to the Joint and Last Survivor Policy), then the Death Benefit will be 101% of the Policy's Cash Value unless the state where your Policy was issued provides otherwise.

Change of Death Benefit

If the Policy was issued with either death benefit Option A or death benefit Option B, the death benefit option may be changed unless your Policy was issued in Florida. A Policy issued under death benefit Option C may not be changed for the entire lifetime of the Policy. Similarly, a Policy issued under either death benefit Option A or B may not change to death benefit Option C for the lifetime of the Policy. A request for change must be made to us in writing. The Effective Date of such a change will be the Monthly Anniversary on or following the date we receive the change request.

A death benefit Option A Policy may be changed to have death benefit Option B. The Face Amount will be decreased to equal the death benefit less the Cash Value on the Effective Date of the change. Satisfactory evidence of insurability must be submitted to us in connection with a request for a change from death benefit Option A to death benefit Option B. A change may not be made if it would result in a Face Amount of less than the minimum Face Amount.

A death benefit Option B Policy may be changed to have death benefit Option A. The Face Amount will be increased to equal the death benefit on the Effective Date of the change.

A change in death benefit option may have Federal income tax consequences.

Change in Face Amount

Subject to certain limitations set forth below, you may decrease (or increase with respect to the Single Life Policy) the Face Amount of a Policy once each Policy year after the first Policy year. A written request is required for a change in the Face Amount. A change in Face Amount may affect the cost of insurance rate and the net amount at risk, both of which affect your cost of insurance charge. A reduction in the Face Amount of a Policy may have Federal income tax consequences.

Any decrease in the Face Amount will become effective on the Monthly Anniversary on or following receipt of the written request by us. The amount of the requested change must be at least $5,000 ($2,000 for Policies issued in qualified pension plans) and the Face Amount remaining in force after any requested decrease may not be less than the minimum Face Amount. If you decrease the Face Amount and the Policy does not comply with the maximum premium limitations required by Federal tax law, the decrease may be limited or the Cash Value may be returned to you (at your election), to the extent necessary to meet these requirements. With respect to the Single Life Policy, if you want to increase the Face Amount, you must submit proof that the Insured is insurable by our standards on the date the requested increase is submitted and the Insured must have an Attained Age not greater than age 80 on the Policy anniversary that the increase will become effective.

6.   TAXES

NOTE: We have prepared the following information on Federal income taxes as a general discussion of the subject. It is not intended as tax advice to anyone. You should consult your own tax adviser about your own circumstances. We have included an additional discussion regarding taxes in Part II.

Life Insurance in General

Life insurance, such as this Policy, is a means of providing for death protection and setting aside money for future needs. Congress recognized the importance of such planning and provided special rules in the Internal Revenue Code for life insurance.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your life insurance Policy until you take the money out. Beneficiaries generally are not taxed when they receive the death proceeds upon the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured). However, estate taxes may apply.

Taking Money Out of Your Policy

You, as the Owner, will not be taxed on increases in the value of your Policy until a distribution occurs either as a surrender or as a loan. If your Policy is a MEC, any loans or surrenders from the Policy will be treated as first coming from earnings and then from your investment in the Policy. Consequently, these earnings are included in taxable income.

The Internal Revenue Code (Code) also provides that any amount received from a MEC which is included in income may be subject to a 10% penalty. The penalty will not apply if the income received is: (1) paid on or after the taxpayer reaches age 59 1/2; (2) paid if the taxpayer becomes totally disabled (as that term is defined in the Code); or (3) in a series of substantially equal payments made annually (or more frequently) for the life (or life expectancy) of the taxpayer.

If your Policy is not a MEC, any surrender proceeds will be treated as first a recovery of the investment in the Policy and to that extent will not be included in taxable income. Furthermore any loan will be treated as Indebtedness under the Policy and not as a taxable distribution. See "Federal Tax Status" in Part II for more details.

Diversification

The Code provides that the underlying investments for a variable life insurance policy must satisfy certain diversification requirements in order to be treated as a life insurance contract. We believe that the Investment Funds are being managed so as to comply with such requirements.

Under current Federal tax law, it is unclear as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not us would be considered the owner of the shares of the Investment Funds. If you are considered the owner of the investments, it will result in the loss of the favorable tax treatment for the Policy. It is unknown to what extent Owners are permitted to select Investment Funds, to make transfers among the Investment Funds or the number and type of Investment Funds Owners may select from. If guidance from the Internal Revenue Service is provided which is considered a new position, the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the Policy, could be treated as the owner of the Investment Funds. Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

7.   ACCESS TO YOUR MONEY

Policy Loans

We will loan money to you at the loan interest rate we establish. The request by you for a loan must be in writing.

You may borrow an amount up to the loan value of the Policy. The loan value is:

o    the Cash Value of the Policy on the date the loan request is received; less

o    interest to the next loan interest due date; less

o    anticipated monthly deductions to the next loan interest due date; less

o    any existing loan; less

o    any surrender charge; plus

o interest expected to be earned on the loan balance to the next loan interest due date.

Policy loan interest is payable on each Policy anniversary. The minimum amount that you can borrow is $500 (in some states this amount may be less). The loan may be completely or partially repaid at any time while the Insured is living with respect to the Single Life Policy, or, with respect to the Joint and Last Survivor Policy, while either Insured is living. When a Policy loan is made, we will deduct Cash Value from your Policy equal to the amount of the loan, plus interest due and place it in the Loan Subaccount as security for the loan. This Cash Value amount is expected to earn interest at a rate ("the earnings rate") which is lower than the rate charged on the Policy loan ("the borrowing rate"). The Cash Value that we use as security will accrue interest daily at an annual earnings rate of 4%.

Unless the Owner requests a different allocation, the Cash Value amount used as security for the loan will be transferred from the Investment Funds and the General Account on a pro-rata basis to the Loan Account. This will reduce the Policy's Cash Value in the General Account and the Investment Fund(s). These transactions will not be considered transfers for purposes of the limitations on transfers between Investment Funds or to or from the General Account.

A Policy loan, whether or not repaid, will have a permanent effect on the death benefits and Policy values because the values transferred to the Loan Account will not share in the investment results of the Investment Funds while the loan is outstanding. If the Loan Account earnings rate is less than the investment performance of the selected Investment Funds and/or the General Account, the values and benefits under the Policy will be reduced as a result of the loan. In addition, if the Indebtedness exceeds the Cash Value minus the surrender charge on any Monthly Anniversary, the Policy will lapse, subject to a grace period. (See "Purchases -- Lapse and Grace Period".) A lapse of the Policy with a loan outstanding may have Federal income tax consequences (see "Federal Tax Status").

Interest credited to the Cash Value held in the Loan Subaccount as security for the loan will be allocated on Policy anniversaries to the General Account and the Investment Funds. The interest credited will also be transferred: (1) when a new loan is made; (2) when a loan is partially or fully repaid; and (3) when an amount is needed to meet a monthly deduction.

Policy  loans  may have  Federal  income  tax  consequences  (see  "Federal  Tax
Status").

Loan Interest Charged

The borrowing rate we charge for Policy loan interest will be based on the following schedule:

       For Loans                            Annual
       Outstanding During                   Interest Rate
      --------------------------           -----------------
       Policy Years 1-10                       4.50%
       Policy Years 11-20                      4.25%
       Policy Years 21+                        4.15%

We will inform you of the current borrowing rate when a Policy loan is requested.

Policy loan interest is due and payable annually on each Policy anniversary. If you do not pay the interest when it is due, the unpaid loan interest will be added to the outstanding Indebtedness as of the due date and you will be charged interest at the same rate as the rest of the Indebtedness.

Security

The Policy will be the only security for the loan.

Repaying Policy Debt

You may repay the loan at any time prior to the death of the Insured with respect to the Single Life Policy (or, with respect to the Joint and Last Survivor Policy, the death of the Last Insured) and as long as the Policy is in force. Any Indebtedness outstanding will be deducted before any benefit proceeds are paid or applied under a payment option.

Repayments will be allocated to the General Account and the Investment Funds based on how the Cash Value used for security was allocated. Unpaid loans and loan interest will be deducted from any settlement of your Policy.

Any payments received from you will be applied as premiums, unless you clearly request in writing that it be used as repayment of Indebtedness.

Partial Withdrawals

After the first Policy year, you may make partial withdrawals from the Policy's Cash Surrender Value. Each Policy year you are allowed 12 free partial withdrawals. For each partial withdrawal after 12, we impose a $25 fee. A partial withdrawal may be subject to a surrender charge and have Federal income tax consequences.

The minimum amount of a partial withdrawal request, net of any applicable fees and surrender charges, is the lesser of:

a)   $500 from an Investment Fund or the General Account; or

b)   the Policy's Cash Value in an Investment Fund.

For Policies issued in Idaho, there are no minimum amount requirements for partial withdrawals from the General Account.

Partial withdrawals made during a Policy year are subject to the following limitations. The maximum amount that may be withdrawn from an Investment Fund is the Policy's Cash Value net of any applicable surrender charges and fees in that Investment Fund. The total partial withdrawals and transfers from the General Account over the Policy year may not exceed a maximum amount equal to the greater of the following:

(1) 25% of the Cash Surrender Value in the General Account at the beginning of the Policy year, multiplied by the withdrawal percentage limit shown in the Policy; or

(2)  the previous Policy year's maximum amount.

You may allocate the amount withdrawn plus any applicable surrender charges and fees, subject to the above conditions, among the Investment Funds and the General Account. If no allocation is specified, then the partial withdrawal will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for a partial withdrawal is received. If the limitations on withdrawals from the General Account will not permit this pro-rata allocation, you will be requested to provide an alternate allocation.

No amount may be withdrawn that would result in there being insufficient Cash Value to meet any surrender charge and applicable fees that would be payable immediately following the withdrawal upon the surrender of the remaining Cash Value.

The death benefit will be affected by a partial withdrawal, unless death benefit Option A or Option C is in effect and the withdrawal is made under the terms of an anniversary partial withdrawal rider. If death benefit Option A or death benefit Option C is in effect and the death benefit equals the Face Amount, then a partial withdrawal will decrease the Face Amount by an amount equal to the partial withdrawal plus the applicable surrender charge resulting from that partial withdrawal. If the death benefit is based on a percentage of the Cash Value, then a partial withdrawal will decrease the Face Amount by an amount by which the partial withdrawal plus the applicable surrender charge and fees exceeds the difference between the death benefit and the Face Amount. If death benefit Option B is in effect, the Face Amount will not change.

The Face Amount remaining in force after a partial withdrawal may not be less than the minimum Face Amount. Any request for a partial withdrawal that would reduce the Face Amount below this amount will not be implemented.

Partial withdrawals may affect the way in which the cost of insurance charge is calculated and the amount of pure insurance protection afforded under a Policy. We may change the minimum amount required for a partial withdrawal or the number of times partial withdrawals may be made.

Pro-Rata Surrender

After the first Policy year, you can make a Pro-Rata Surrender of the Policy. The Pro-Rata Surrender will reduce the Face Amount and the Cash Value by a percentage chosen by you. This percentage must be any whole number. A Pro-Rata Surrender may have Federal income tax consequences. The percentage will be applied to the Face Amount and the Cash Value on the Monthly Anniversary on or following our receipt of the request.

You may allocate the amount of decrease in Cash Value plus any applicable surrender charge and fees among the Investment Funds and the General Account. If no allocation is specified, then the decrease in Cash Value and any applicable surrender charge and fees will be allocated among the Investment Funds and the General Account in the same proportion that the Policy's Cash Value in each Investment Fund and the General Account bears to the total Cash Value of the Policy, less the Cash Value in the Loan Account, on the date the request for Pro-Rata Surrender is received.

A Pro-Rata Surrender cannot be processed if it will reduce the Face Amount below the minimum Face Amount of the Policy. No Pro-Rata Surrender will be processed for more Cash Surrender Value than is available on the date of the Pro-Rata Surrender. A cash payment will be made to you for the amount of Cash Value reduction less any applicable surrender charges and fees.

Pro-Rata Surrenders may affect the way in which the cost of insurance charge is calculated and the amount of the pure insurance protection afforded under the Policy.

Full Surrenders

To effect a full surrender, either the Policy must be returned to us along with the request, or the request must be accompanied by a completed affidavit of loss, which is available from us. Upon surrender, we will pay the Cash Surrender Value to you in a single sum. We will determine the Cash Surrender Value as of the date that we receive your written request at our Service Office. If the request is received on a Monthly Anniversary, the monthly deduction otherwise deductible will be included in the amount paid. Coverage under a Policy will terminate as of the date of surrender. The Insured (or, with respect to the Joint and Last Survivor Policy, the Last Insured) must be living at the time of a surrender. A surrender may have Federal income tax consequences.

8.   OTHER INFORMATION

MetLife Investors

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981 as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased MetLife Investors which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company (MetLife) acquired GenAmerica Corporation, the ultimate parent company of General American Life. MetLife, headquartered in New York City since 1868, is a leading provider of insurance and financial products and services to individual and group customers. We changed our name to MetLife Investors Insurance Company on February 12, 2001. In certain states the new name may not yet be approved. In those states, we will continue to use Cova Financial Services Life Insurance Company until our new name is approved.

We are licensed to do business in the District of Columbia and all states except California, Maine, New Hampshire, New York, and Vermont.

Distribution

MetLife Investors Distribution Company, 22 Corporate Plaza Drive, Newport Beach, California 92660 acts as the distributor of the Policies. MetLife Investors Distribution Company is our affiliate.

Commissions will be paid to broker-dealers who sell the Policies. Currently, broker-dealers will be paid first-year commissions equal up to 100% of a multiple of Target Premiums and 4.0% of a multiple of excess Target Premiums paid in Policy year 1. In renewal years, the commissions will equal up to 3.0% of premiums paid in Policy years 2-10 and 2.0% in Policy years 11 and beyond. Sometimes, MetLife Investors enters into an agreement with the broker-dealer to pay the broker-dealer persistency bonuses in addition to the standard commission.

The Separate Account

We established a separate account, MetLife Investors Variable Life Account One (formerly, Cova Variable Life Account One) (Separate Account), to hold the assets that underlie the Policies.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the Policies, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from those assets are credited to or against the Policies and not against any other policies we may issue.

Suspension of Payments or Transfers

We may be required to suspend or postpone any payments or transfers for any period when:

1) the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2)   trading on the New York Stock Exchange is restricted;

3) an emergency exists as a result of which disposal of shares of the Investment Funds is not reasonably practicable or we cannot reasonably value the shares of the Investment Funds;

4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We may defer the portion of any transfer, amount payable or surrender, or Policy Loan from the General Account for not more than 6 months.

Ownership

Owner. The Insured is the Owner of the Single Life Policy (and the Insureds jointly are the Owner of the Joint and Last Survivor Policy) unless another person or entity is shown as the Owner in the application. The Owner is entitled to all rights provided by the Policy. If there is more than one Owner at a given time, all Owners must exercise the rights of ownership by joint action. If the Owner dies, and the Owner is not the Insured with respect to the Single Life Policy (or with respect to the Joint and Last Survivor Policy, is not one or both of the Insureds), the Owner's interest in the Policy becomes the property of his or her estate unless otherwise provided. Unless otherwise provided, the Policy is jointly owned by all Owners named in the Policy or by the survivors of those joint Owners. Unless otherwise stated in the Policy, the final Owner is the estate of the last joint Owner to die.

Beneficiary. The Beneficiary is the person(s) or entity you name to receive any death proceeds. The Beneficiary is named at the time the Policy is issued unless changed at a later date. You can name a contingent Beneficiary prior to the death of the Insured with respect to the Single Life Policy (or, the death of the Last Insured, with respect to the Joint and Last Survivor Policy). Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before the Insured dies with respect to the Single Life Policy or, before the Last Insured dies, with respect to the Joint and Last Survivor Policy. If there is an irrevocable Beneficiary, all Policy changes except premium allocations and transfers require the consent of the Beneficiary.

Primary and contingent Beneficiaries are as named in the application, unless you make a change. To change a Beneficiary, you must submit a written request to us. We may require the Policy to record the change. The request will take effect when signed, subject to any action we may take before receiving it.

One or more irrevocable Beneficiaries may be named.

If a Beneficiary is a minor, we will make payment to the guardian of his or her estate. We may require proof of age of any Beneficiary.

Proceeds payable to a Beneficiary will be free from the claims of creditors, to the extent allowed by law.

Assignment. You can assign the Policy. A copy of any assignment must be filed with our Service Office. We are not responsible for the validity of any assignment. If you assign the Policy, your rights and those of any revocably-named person will be subject to the assignment. An assignment will not affect any payments we may make or actions we may take before such assignment has been recorded at our Service Office. This may be a taxable event. You should consult a tax adviser if you wish to assign the Policy.

Adjustment of Charges

The Policy is available for purchase by individuals, corporations, and other institutions. For certain individuals and certain corporate or other groups or sponsored arrangements purchasing one or more policies, we may waive or adjust the amount of the sales charge, contingent deferred sales charge, monthly administrative charge, or other charges where the expenses associated with the sale of the Policy or policies or the underwriting or other administrative costs associated with the Policy or policies warrant an adjustment.

Sales, underwriting, or other administrative expenses may be reduced for reasons such as expected economies resulting from a corporate purchase or a group or sponsored arrangement; from the amount of the initial premium payment or payments; or from the amount of projected premium payments. We will determine in our discretion if, and in what amount, an adjustment is appropriate. We may modify the criteria for qualification for adjustment of charges as experience is gained, subject to the limitation that such adjustments will not be unfairly discriminatory against the interests of any owner.

PART II

Executive Officers and Directors

Our directors and executive officers and their principal occupations for the past 5 years are as follows:

Name of
Principal Officers           Principal Occupations During the Past Five Years
--------------------------   ------------------------------------------------

James A. Shepherdson III     Co-Chairman of the Board, Co-Chief Executive Officer
                             and Co-President of MetLife Investors Insurance Company
                             (MetLife Investors), MetLife Investors Insurance Company
                             of California (MetLife Investors of California) and First
                             MetLife Investors Insurance Company (First MetLife Investors)
                             since _________.  Director of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors since
                             June, 2000.  Chairman of the Board of MetLife Investors,
                             MetLife Investors of California and First MetLife Investors
                             from June, 2000 to _______.  Co-Chief Executive Officer,
                             MetLife Security First Group, Inc. - April, 2000 to present;
                             Co-Chief Executive Officer, Equitable Distributors, Inc. -
                             April, 1996 to April, 2000; Chief Operating Officer,
                             McGuinness Companies and Chief Operating Officer, Endeavor
                             Group - September, 1978 to March 1996.

Gregory P. Brakovich         Co-Chairman of the Board, Co-Chief Executive Officer
                             and Co-President of MetLife Investors Insurance Company
                             (MetLife Investors), MetLife Investors Insurance Company
                             of California (MetLife Investors of California) and First
                             MetLife Investors Insurance Company (First MetLife Investors)
                             since _________.  Director of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors since
                             June, 2000.  Chairman of the Board of MetLife Investors,
                             MetLife Investors of California and First MetLife Investors
                             from June, 2000 to _______.  Co-Chief Executive Officer,
                             MetLife Security First Group, Inc. - April, 2000 to present;
                             Co-Chief Executive Officer, Equitable Distributors Inc. -
                             March, 1996 to April, 2000; Consultant/Managing Director,
                             Bankers Trust Co. - June, 1992 to March 1996.

Philip D. Meserve            Senior Executive Vice President,
                             Strategic Markets of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors
                             since ________.

Robert Mark Brandenberger    Executive Vice President, Chief Financial Officer of MetLife
                             Investors, MetLife Investors of California and First MetLife
                             Investors since _________.

Kenneth Jaffe                Executive Vice President, Chief Information Officer of MetLife
                             Investors, MetLife Investors of California and First MetLife
                             Investors since ___________.


Richard C. Pearson           Executive Vice President; General
                             Counsel and Secretary of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors
                             since ________.


Brian A. Kroll               Executive Vice President; Chief Actuary, Product Management of
                             MetLife Investors, MetLife Investors of California and First
                             MetLife Investors since _________.

Cheryl J. Finney             Senior Vice President, Associate General Counsel, Chief Compliance
                             Counsel and Assistant Secretary of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors since
                             _________;


Constance A. Doern           Senior Vice President, Policyholder Administration, MetLife
                             Investors, MetLife Investors of California and First MetLife
                             Investors since __________.  Vice President of MetLife
                             Investors and MetLife Investors of California - 1997 to _____,
                             prior thereto Assistant Vice President from 1990 to 1996;
                             Vice President of First MetLife Investors - 1997 to ________,
                             prior thereto Assistant Vice President from 1993 to 1996;
                             Vice President of J&H/KVI - 1989 to 1998; Vice President of
                             MetLife Annuity Operations (formerly, Cova Life Administration
                             Services Company) - 1998 to present.

Shari Ruecker                Senior Vice President, Product Development of MetLife Investors,
                             MetLife Investors of California and First MetLife Investors
                             since ___________.  First Vice President of MetLife Investors,
                             MetLife Investors of California and CLMC from 1996 to ________;
                             Director of MetLife Investors and MetLife Investors of
                             California from January, 2001 - ___________.

Anthony J. Williamson        Treasurer of MetLife Investors, MetLife Investors of California
                             and First MetLife Investors since ________. [need bio 5 years]

Betty Davis                  Vice President of MetLife Investors and MetLife Investors of
                             California since _________.

Louis M. Weisz               Vice President, Appointed Actuary of MetLife Investors, MetLife
                             Investors of California and First MetLife Investors since _______.


The principal business address of the officers and directors is 22 Corporate Plaza Drive, Newport Beach, California 92660.

Voting

In accordance with our view of present applicable law, we will vote the shares of the Investment Funds at special meetings of shareholders in accordance with instructions received from Owners having a voting interest. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions. We will vote shares we own in the same proportion as we vote shares for which we have received instructions. The Funds do not hold regular meetings of shareholders.

If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result we determine that we are permitted to vote the shares of the Funds in our own right, we may elect to do so.

The voting  interests of the Owner in the Funds will be  determined  as follows:
Owners may cast one vote for each $100 of Account Value of a Policy which is allocated to an Investment Fund on the record date. Fractional votes are counted.

The number of shares which a person has a right to vote will be determined as of the date to be chosen by us not more than sixty (60) days prior to the meeting of the Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to such meeting.

Each Owner having such a voting interest will receive periodic reports relating to the Investment Funds in which he or she has an interest, proxy material and a form with which to give such voting instructions.

Disregard of Voting Instructions

We may, when required to do so by state insurance authorities, vote shares of the Funds without regard to instructions from Owners if such instructions would require the shares to be voted to cause an Investment Fund to make, or refrain from making, investments which would result in changes in the sub-classification or investment objectives of the Investment Fund. We may also disapprove changes in the investment policy initiated by Owners or trustees/directors of the Funds, if such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law or the change would not be consistent with the investment objectives of the Investment Funds or which varies from the general quality and nature of investments and investment techniques used by other funds with similar investment objectives underlying other variable contracts offered by us or of an affiliated company. In the event we disregard voting instructions, a summary of this action and the reasons for such action will be included in the next annual report to owners.

Legal Opinions

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the Federal securities and income tax laws in connection with the Policies.

Our Right to Contest

We cannot contest the validity of the Policy, except in the case of fraud, after it has been in effect during the Insured's lifetime with respect to the Single Life Policy, or during the lifetime of either Insured with respect to the Joint and Last Survivor Policy, for two years. If the Policy is reinstated, the two-year period is measured from the date of reinstatement. In addition, if the Insured with respect to the Single Life Policy (or either Insured with respect to the Joint and Last Survivor Policy) commits suicide in the two-year period, or such period as specified in state law, the benefit payable will be limited to premiums paid less Indebtedness and less any surrenders. Depending on the state where your Policy was issued, additional provisions regarding suicide may apply. Please refer to your Policy. We also have the right to adjust any benefits under the Policy if the answers in the application regarding the use of tobacco are not correct.

Additional Benefits

Subject to certain requirements, one or more of the following additional insurance benefits may be added to a Policy by rider. The descriptions below are intended to be general; the terms of the Policy riders providing the additional benefits may vary from state to state, and the Policy rider should be consulted. In addition, certain riders may not be available in your state. The cost of any additional riders will be determined in accordance with the rider and shown on the specifications page of your Policy. (See "Expenses -- Charge for Additional Benefit Riders".) Certain restrictions may apply and are described in the applicable rider.

Anniversary Partial Withdrawal Rider -- This rider allows the Owner to withdraw up to 15% of the Policy's Cash Surrender Value on any Policy anniversary without reducing the Face Amount. A contingent deferred sales charge will still apply.

Lifetime Coverage Rider -- This rider provides the continuation of the Policy's Face Amount beyond age 100, provided the Policy remains in force to age 100 with a positive Cash Surrender Value. If the Policy is in force after the Insured's Attained Age 100, the death benefit will be the greater of the Face Amount or 101% of the Cash Value.

Secondary Guarantee Rider -- This rider guarantees that if, during the secondary guarantee period, the sum of all premiums paid on the Policy, reduced by any partial withdrawals and any outstanding loan balance, is greater than or equal to the sum of the secondary guarantee premiums required since the Issue Date, the Policy will not lapse as a result of a Cash Value less any loans, loan interest due, and any surrender charge being insufficient to pay the monthly deduction.

The secondary guarantee period is the lesser of twenty Policy Years, or the number of Policy years until the Insured reaches Attained Age 70. For Policies issued after Attained Age 60, the secondary guarantee period is ten Policy years.

Supplemental Coverage Term Rider -- This rider provides level term insurance on the life of the Insured under the base policy. It can be added only at issue. It cannot be increased or added to an existing Policy.

Waiver of Specified Premium Rider -- This rider provides for crediting the Policy's Cash Value with a specified monthly premium while the Insured is totally disabled. The monthly premium selected at issue is not guaranteed to keep the Policy in force. The Insured must have become disabled after age 5 and before age 65.

Split Policy Option Rider -- This rider allows the Policy to be split into two separate policies in the event there are changes in the Federal Estate Tax Law resulting in the removal of the unlimited marital deductions or reduction of at least 50% in the level of estate taxes payable on the death of the last Insured. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Additional Riders - Single Life Policy
-------------------------------------------------------------------

Accelerated Benefit Rider -- This rider provides a benefit to the Owner if the Insured becomes terminally ill and is not expected to live more than twelve months. The Owner may receive 25%, 50% or 75% (but no more than $250,000) of the eligible proceeds in a lump sum. "Eligible proceeds" means the death benefit that would have been payable had the Insured died on the date the rider is exercised.

The receipt of an  accelerated  death benefit  amount may  adversely  affect the
recipient's   eligibility   for  Medicaid  or  other   government   benefits  or
entitlements.

Guaranteed Survivor Purchase Option (GSPO-Plus) -- This rider grants the Policy Owner or the Insured's Beneficiary the option to purchase, upon the death of the Insured, on the 10th anniversary of the rider, and on the rider anniversary nearest the Designated Life's 65th birthday, a specified amount of additional insurance coverage on the Designated Life (or Lives) without furnishing evidence of insurability.

Waiver of Monthly Deduction Rider -- This rider provides for the waiver of the monthly deductions while the Insured is totally disabled, subject to certain limitations described in the rider. The Insured must have become disabled after age 5 and before age 65.


Additional Riders - Joint and Last Survivor Policy
---------------------------------------------------

Divorce Split Rider -- This rider allows the Policy to be split into two separate policies in the event of the divorce of a married couple who are the Insureds under the Policy. The exercise of this option to split the Policy may, under certain circumstances, result in adverse tax consequences. Please consult your tax adviser before exercising any options under this rider.

Estate Preservation Term Rider -- This rider provides joint level term insurance, payable at the death of the Last Insured, for a period of four years from the date of the rider.

Federal Tax Status

NOTE: The following description is based upon our understanding of current Federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. Section 7702 of the Internal Revenue Code of 1986, as amended ("Code"), defines the term "life insurance contract" for purposes of the Code. We believe that the Policies to be issued will qualify as "life insurance contracts" under
Section 7702. We do not guarantee the tax status of the Policies. Purchasers bear the complete risk that the Policies may not be treated as "life insurance" under Federal income tax laws. Purchasers should consult their own tax advisers. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations.

Introduction. The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. Moreover, the discussion herein is based upon our understanding of current federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Policy as a life insurance contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Policy prior to the receipt of payments under the Policy. The Code contains a safe harbor provision which provides that life insurance policies, such as these Policies, will meet the diversification requirements if, as of the close of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five (55%) percent of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies. There is an exception for securities issued by the U.S. Treasury in connection with variable life insurance policies.

On March 2, 1989,  the  Treasury  Department  issued  Regulations  (Treas.  Reg.
Section  1.817-5),  which  established  diversification   requirements  for  the
investment funds underlying variable contracts such as the Policies. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an Investment Fund will be deemed adequately diversified if: (i) no more than 55% of the value of the total assets of the fund is represented by any one investment; (ii) no more than 70% of the value of the total assets of the fund is represented by any two investments;
(iii) no more than 80% of the value of the total assets of the fund is represented by any three investments; and (iv) no more than 90% of the value of the total assets of the fund is represented by any four investments. For purposes of these Regulations, all securities of the same issuer are treated as a single investment. The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

We intend that each Investment Fund underlying the Policies will be managed by the managers in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause the owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Policy. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of owner control which may be exercised under the Policy is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the owner to be considered the owner of the assets of the Separate Account.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in you being retroactively determined to be the owner of the assets of the Separate Account.

Due to the uncertainty in this area, we reserve the right to modify the Policy in an attempt to maintain favorable tax treatment.

Tax Treatment of the Policy. The Policy has been designed to comply with the definition of life insurance contained in Section 7702 of the Code. Although some interim guidance has been provided and proposed regulations have been issued, final regulations have not been adopted. Section 7702 of the Code requires that the amount of mortality and other expense charges be reasonable. In establishing these charges, we have relied on the interim guidance provided in IRS Notice 88-128 and proposed regulations issued on July 5, 1991. Currently, there is even less guidance as to a Policy issued on a substandard risk basis and thus it is even less clear whether a Policy issued on such basis would meet the requirements of Section 7702 of the Code.

While we have attempted to comply with Section 7702, the law in this area is very complex and unclear. There is a risk, therefore, that the Internal Revenue Service will not concur with our interpretations of Section 7702 that were made in determining such compliance. In the event the Policy is determined not to so comply, it would not qualify for the favorable tax treatment usually accorded life insurance policies. You should consult your own tax advisers with respect to the tax consequences of purchasing the Policy.

Policy Proceeds. The tax treatment accorded to loan proceeds and/or surrender payments from the policies will depend on whether the Policy is considered to be a MEC. (See "Tax Treatment of Loans and Surrenders.") Otherwise, we believe that the Policy should receive the same Federal income tax treatment as any other type of life insurance. As such, the death benefit thereunder is excludable from the gross income of the Beneficiary under Section 101(a) of the Code. Also, you are not deemed to be in constructive receipt of the Cash Surrender Value, including increments thereon, under a Policy until there is a distribution of such amounts.

Federal, state and local estate, inheritance and other tax consequences of ownership, or receipt of Policy proceeds, depend on the circumstances of each owner or Beneficiary.

Tax Treatment of Loans And Surrenders. Section 7702A of the Code sets forth the rules for determining when a life insurance Policy will be deemed to be a MEC. A MEC is a contract which is entered into or materially changed on or after June 21, 1988 and fails to meet the 7-pay test. A Policy fails to meet the 7-pay test when the cumulative amount paid under the Policy at any time during the first 7 Policy years exceeds the sum of the net level premiums which would have been paid on or before such time if the Policy provided for paid-up future benefits after the payment of seven (7) level annual premiums. A material change would include any increase in the future benefits or addition of qualified additional benefits provided under a Policy unless the increase is attributable to: (1) the payment of premiums necessary to fund the lowest death benefit and qualified additional benefits payable in the first seven Policy years; or (2) the crediting of interest or other earnings with respect to such premiums.

Furthermore, any Policy received in exchange for a Policy classified as a MEC will be treated as a MEC regardless of whether it meets the 7-pay test. However, an exchange under Section 1035 of the Code of a life insurance Policy entered into before June 21, 1988 for the Policy will not cause the Policy to be treated as a MEC if no additional premiums are paid.

Due to the flexible premium nature of the Policy, the determination of whether it qualifies for treatment as a MEC depends on the individual circumstances of each Policy.

If the Policy is classified as a MEC, then surrenders and/or loan proceeds are taxable to the extent of income in the Policy. Such distributions are deemed to be on a last-in, first-out basis, which means the taxable income is distributed first. Loan proceeds and/or surrender payments, including those resulting from the lapse of the Policy, may also be subject to an additional 10% federal income tax penalty applied to the income portion of such distribution. The penalty shall not apply, however, to any distributions: (1) made on or after the date on which the taxpayer reaches age 59 1/2; (2) which is attributable to the taxpayer becoming disabled (within the meaning of Section 72(m)(7) of the Code); or (3) which is part of a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of such taxpayer and his beneficiary.

If a Policy is not classified as a MEC, then any surrenders shall be treated first as a recovery of the investment in the Policy which would not be received as taxable income. However, if a distribution is the result of a reduction in benefits under the Policy within the first fifteen years after the Policy is issued in order to comply with Section 7702, such distribution will, under rules set forth in Section 7702, be taxed as ordinary income to the extent of income in the Policy.

Any loans from a Policy which is not classified as a MEC, will be treated as Indebtedness of the Owner and not a distribution. Upon complete surrender, if the amount received plus loan Indebtedness exceeds the total premiums paid that are not treated as previously surrendered by the Policy Owner, the excess generally will be treated as ordinary income.

Personal interest payable on a loan under a Policy owned by an individual is generally not deductible. Furthermore, no deduction will be allowed for interest on loans under policies covering the life of any employee or officer of the taxpayer or any person financially interested in the business carried on by the taxpayer to the extent the Indebtedness for such employee, officer or financially interested person exceeds $50,000. The deductibility of interest payable on Policy loans may be subject to further rules and limitations under Sections 163 and 264 of the Code.

Policyowners should seek competent tax advice on the tax consequences of taking loans, distributions, exchanging or surrendering any Policy.

Multiple Policies. The Code further provides that multiple MECs that are issued within a calendar year period to the same owner by one company or its affiliates are treated as one MEC for purposes of determining the taxable portion of any loans or distributions. Such treatment may result in adverse tax consequences including more rapid taxation of the loans or distributed amounts from such combination of policies. You should consult a tax adviser prior to purchasing more than one MEC in any calendar year period.

Tax Treatment of Assignments. An assignment of a Policy or the change of ownership of a Policy may be a taxable event. You should therefore consult a competent tax adviser should you wish to assign or change the owner of your Policy.

Qualified Plans. The Policies may be used in conjunction with certain Qualified Plans. Because the rules governing such use are complex, you should not do so until you have consulted a competent Qualified Plans consultant.

Income Tax Withholding. All distributions or the portion thereof which is includible in gross income of the Policy owner are subject to Federal income tax withholding. However, in most cases you may elect not to have taxes withheld. You may be required to pay penalties under the estimated tax rules, if withholding and estimated tax payments are insufficient.

Reports to Owners

Each year a report will be sent to you which shows the current Policy values, premiums paid and deductions made since the last report, and any outstanding loans.

Legal Proceedings

There are no legal proceedings to which the Separate Account or the Distributor is a party or to which the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

Experts

The consolidated financial statements of the Company as of December 31, 2000 and for the year then ended included in this prospectus have been audited by __________, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that discusses the Company's change in basis of accounting as a result of a business combination accounted for as a purchase), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Separate Account as of December 31, 2000 and for each of the periods then ended included in this prospectus have been audited by __________, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of the Company as of December 31, 1999 and for the years ended December 31, 1999 and 1998 included in this prospectus have been so included in reliance on the report of __________, independent auditors, given on the authority of said firm as experts in accounting and auditing.

The statement of operations and statement of changes in net assets of the Separate Account for the year ended December 31, 1999 and the period ended 1998 included in this prospectus have been so included in reliance on the report of __________, independent auditors, given on the authority of said firm as experts in accounting and auditing.

Financial Statements

Financial Statements of the Separate Account and the consolidated financial statements of the Company are provided below.

[TO BE FILED BY AMENDMENT]

APPENDIX A--
ILLUSTRATION OF POLICY VALUES


[TO BE FILED BY AMENDMENT]


                                   APPENDIX B


PARTICIPATING INVESTMENT FUNDS

Below are the investment objectives of each Investment Fund available under the Policy. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS A):

Met Investors Series Trust is managed by Met Investors Advisory Corp. (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory has engaged sub-advisers to provide investment advice for the individual investment portfolios. The following Class A portfolios are available under the
Policy:

Janus Aggressive Growth Portfolio

Investment Objective: The Janus Aggressive Growth Portfolio seeks long-term growth of capital.

Lord Abbett Bond Debenture Portfolio

Investment Objective: The Lord Abbett Bond Debenture Portfolio seeks to provide high current income and the opportunity for capital appreciation to produce a high total return.

Lord Abbett Growth and Income  Portfolio

Investment Objective: The Lord Abbett Growth and Income Portfolio seeks to achieve long-term growth of capital and income without excessive fluctuation in market value.

MFS Research International Portfolio

Investment Objective: The MFS Research International Portfolio seeks capital appreciation.

MFS Mid Cap Growth Portfolio

Investment Objective: The MFS Mid Cap Growth Portfolio seeks long-term growth of capital.

Oppenheimer Capital Appreciation Portfolio

Investment Objective: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO Innovation Portfolio

Investment Objective: The PIMCO Innovation Portfolio seeks capital appreciation; no consideration is given to income.

PIMCO Total Return Portfolio

Investment Objective: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIMCO Money Market Portfolio

Investment Objective: The PIMCO Money Market Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity.

Met/Putnam Research Portfolio

Investment   Objective:   The  Met/Putnam   Research   Portfolio  seeks  capital
appreciation.

Met/AIM Mid Cap Equity Portfolio

Investment Objective: The Met/AIM Mid Cap Equity Portfolio seeks long-term growth of capital.

Met/AIM Small Cap Growth Portfolio

Investment Objective: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

State Street Research Concentrated International Portfolio

Investment Objective: The State Street Research Concentrated International Portfolio seeks long-term growth of capital. Under normal market conditions, the Portfolio invests at least 65% of total assets in a limited number of foreign stocks and other securities, including common and preferred stocks, convertible securities, warrants and depositary receipts.

METROPOLITAN SERIES FUND, INC. (Class A)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. Metropolitan Life Insurance Company is the sub-investment manager for the MetLife Stock Index Portfolio. The following Class A portfolio is available under the Policy:

MetLife Stock Index Portfolio

Investment Objective: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

NEW ENGLAND ZENITH FUND (Class A)

New England Zenith Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser. MetLife Advisers has hired sub-advisers to make the day-to-day investment decisions. The following portfolios are available under the Policy:

Davis Venture Value Series

Investment Objective: The investment objective of the Davis Venture Value Series is growth of capital.

Harris Oakmark Mid-Cap Value Series

Investment Objective: The investment objective of the Harris Oakmark Mid-Cap Value Series is long-term capital appreciation.

                                     PART II

                           UNDERTAKING TO FILE REPORTS

a. Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority confined in that section.

b. Pursuant to Investment Company Act Section 26(e), MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policy described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                 INDEMNIFICATION

The Bylaws of the Company (Article IV, Section 1) provide that:

Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) assessed or out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling person of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement comprises the papers and documents:

     The  facing  sheet

     The Prospectus consisting of 38 pages.

     Undertakings  to  file  reports.

     The  signatures.

     The  following  exhibits.

A. Copies of all exhibits required by paragraph A of instructions for Exhibits in Form N-8B-2.

  1.       Resolution of the Board of Directors of the Company*
  2.       Not Applicable
  3.a      Form of Principal Underwriter's Agreement*****
  3.b      Selling Agreement (to be filed by amendment)
  3.c      Schedules of Commissions (to be filed by amendment)
  4.       Not Applicable
  5.a.i    Flexible Premium Joint and Last Survivor Variable Life Insurance
           Policy++
  5.a.ii   Waiver of Specified Premium Rider++
  5.a.iii  Anniversary Partial Withdrawal Rider++
  5.a.iv   Estate Preservation Term Rider++
  5.a.v    Joint Supplemental Coverage Rider++
  5.a.vi   Lifetime Coverage Rider++
  5.a.vii  Secondary Guarantee Rider++
  5.a.viii Divorce Split Policy Option Rider++
  5.a.ix   Endorsement (Name Change)*****
  5.b.i    Flexible Premium Variable Life Insurance Policy#
  5.b.ii   Accelerated Benefit Rider#
  5.b.iii  Anniversary Partial Withdrawal Rider#
  5.b.iv   Guaranteed Survivor Plus Purchase Option Rider#
  5.b.v    Lifetime Coverage Rider#
  5.b.vi   Preliminary Term Life Insurance Rider#
  5.b.vii  Secondary Guarantee Rider#
  5.b.viii Supplemental Coverage Rider#
  5.b.ix   Waiver of Monthly Deduction Rider#
  5.b.x    Waiver of Specified Premium Rider#
  6.a.     Articles of Incorporation of the Company*
  6.b.     Bylaws of the Company*
  7.       Not Applicable
  8.       Not Applicable
  9.a. Form of Participation Agreement between MetLife Investors Insurance Company and Met Investors Series Trust (to be filed by amendment)
  9.b. Form of Participation Agreement between MetLife Investors Insurance Company and Metropolitan Series Fund, Inc. (to be filed by amendment)
  9.c. Form of Participation Agreement between MetLife Investors Insurance Company and New England Zenith Fund (to be filed by amendment)

  10.a     Application Forms - Joint and Last Survivor Policy++

  10.b     Application Forms - Flexible Premium Variable Life Insurance Policy#

  11.      Powers of Attorney

B.            Opinion and Consent of Counsel (to be filed by amendment)

C.            Consent of Actuary (to be filed by amendment)

D.            Consents of Independent Auditors (to be filed by amendment)


   * Incorporated by reference to Form S-6 (File No. 333-17963) electronically filed on December 16, 1996.

 **    Incorporated by reference to Pre-Effective Amendment No. 1 to
       Form S-6 (File No. 333-17963) electronically filed on March 24, 1997.

*** Incorporated by reference to Post-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on January 26, 1998.

**** Incorporated by reference to Post-Effective Amendment No. 3 to Form S-6 (File No. 333-17963) as electronically filed on April 30, 1999.

+ Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 (File Nos. 333-34741 and 811-5200) as electronically filed on November 19, 1997.

++ Incorporated by reference to Form S-6 (File No. 333-83165) as electronically filed on July 19, 1999.

+++ Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 (File No. 333-83165) as electronically filed on October 22, 1999.

++++ Incorporated by reference to Post-Effective Amendment No. 11 to Form N-4 (File Nos. 33-39100 and 811-5200) as electronically filed on April 29, 1998.

+++++ Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 (File No. 333-83165) as electronically filed on May 1, 2000.

***** Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6, (File No. 333-83165) as electronically filed on April 26, 2001.

    # Incorporated by reference to Form S-6 (File No. 333-83197) as electronically filed on July 19, 1999.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach and State of California on this 14th day of September, 2001.


                                 METLIFE INVESTORS  VARIABLE  LIFE  ACCOUNT  ONE

                                   Registrant

                                 By:  METLIFE INVESTORS INSURANCE  COMPANY

                                 By: /S/ JAMES A. SHEPHERDSON, III
                                     ---------------------------------------
                                     James A. Shepherdson, III, President



                                      METLIFE INVESTORS INSURANCE COMPANY


                                      /S/ JAMES A. SHEPHERDSON, III
                                     --------------------------------------
                                     James A. Shepherdson, III, President


Attest:


/S/ RICHARD C. PEARSON
-----------------------


Secretary
----------------------
Title


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Gregory P. Brakovich*                                                          9/14/01
-------------------------    Co-Chairman of the Board, Co-Chief Executive      --------
Gregory P. Brakovich         Officer, Co-President and Director                Date


/S/JAMES A. SHEPHERDSON III                                                    9/14/01
-------------------------    Co-Chairman of the Board, Co-Chief Executive      --------
James A. Shepherdson III     Officer, Co-President and Director                Date


/S/ROBERT MARK BRANDENBERGER                                                   9/14/01
-------------------------    Executive Vice President, Chief Financial         --------
Robert Mark Brandenberger    Officer (Principal Accounting Officer)            Date



-------------------------    Director                                          --------
Mary Ann Brown                                                                 Date


/S/RICHARD C. PEARSON                                                          9/14/01
--------------------------   Director                                          --------
Richard C. Pearson                                                             Date


Anthony J. Williamson*                                                         9/14/01
--------------------------   Director                                          --------
Anthony J. Williamson                                                          Date



--------------------------   Director                                          --------
David Y. Rogers                                                                Date


Philip D. Meserve*                                                             9/14/01
--------------------------   Director                                          --------
Philip D. Meserve                                                              Date



--------------------------   Director                                          --------
Peter M. Schwarz                                                               Date


Michael R. Fanning*                                                            9/14/01
--------------------------- Director                                           --------
Michael R. Fanning                                                             Date

                                    *By: /S/RICHARD C. PEARSON
                                        ---------------------------------------
                                         Richard C. Pearson, Attorney-in-Fact


                                INDEX TO EXHIBITS

INDEX NO.                                                                 PAGE

EX-99.A.11             Powers of Attorney